Newport Corporation 2001 Annual Report

Newport Corporation is a global leader in the design and manufacture of high-precision components, instruments and integrated systems for the fiber optic communications, semiconductor equipment, aerospace, research and industrial metrology markets. The Company's innovative products are designed to enhance productivity and capabilities in test and measurement and automated assembly for precision manufacturing, engineering and research applications. Customers include Fortune 500 corporations, technology companies and research laboratories in commercial, academic and government sectors worldwide. Newport is part of the Russell 2000 Index and the Standard & Poor's Midcap 400 Index.

Newport Corporation 2001 Annual Report

At the dawn of the 21st Century, glass fibers wrap around our globe to deliver billions of bits of data, voice messages and Internet traffic to an increasingly impatient world.

TWO HUNDRED YEARS AGO, French engineer Claude Chappe launched the optical communications era with the introduction of his optical telegraph. His system employed a series of semaphores mounted on towers, using human operators to relay messages from one tower to the next — more efficient than hand-carried messages, but clearly lacking in speed and bandwidth.

At the dawn of the 21st Century, glass fibers wrap around our globe to deliver billions of bits of data, voice messages and Internet traffic to an increasingly impatient world. The leap from Chappe's towers of light to today's fiber optic wonders has required the development of once-unimagined technologies and myriads of complex components to harness the power of light.

Fiber optic technology makes possible the speed and bandwidth to meet the transmission needs of ever-increasing Internet, multimedia, voice and data traffic. Optical equipment makers have devised an innovative technology, known as dense wavelength division multiplexing, or DWDM, to transmit as many as 160 different wavelengths, or colors of light, carrying data through a single fiber. Each color can transmit as much information as the amount that previously filled one strand. In this way, telecommunications companies have been able to continually expand the capacity of the pipeline through which information flows.

Newport's pioneering technologies in manufacturing and automation are paving the way for the fiber optic telecommunications and semiconductor industries to bring about a revolution using light and electronics to speed the delivery of information to the office, the home and people around the globe.



Today, it is common for microprocessors to boast 20 million transistors on one square inch that can process instructions at the equivalent speed of 57,000 miles per hour.

LESS THAN 50 YEARS AGO, Robert Noyce and Jack Kilby invented the integrated circuit. Their work revolutionized the electronics industry, making possible the mass production of miniature circuits on thin wafers of silicon. The original applications for these semiconductors were military, aerospace and industrial.

Today, the average American touches at least 70 semiconductors before he or she eats lunch. Semiconductors are in automobiles, wireless phones, digital cameras, and networked homes. They help neonatal units monitor babies, and they keep the hearts of an aging population ticking. Today, it is common for microprocessors to boast 20 million transistors on one square inch that can process instructions at the equivalent speed of 57,000 miles per hour. Over the last 25 years, the performance of microchips has been multiplied by a factor of at least 10,000.

The semiconductor industry is poised today to shrink the circuits that make up the chips it builds at a faster pace than previously anticipated. By 2013, chipmakers should be able to produce circuits with critical dimensions of only 35 nanometers, and by 2016 reach 22 nanometers. How small is that? Cut a single red blood cell into 200 pieces, and it would still be too large.

Line width reductions and smaller geometries allow chipmakers to pack more components and functionality onto a chip, but also make the manufacturing process more complex. Similarly, semiconductor manufacturers are grappling with the manufacturing challenges presented by larger 300-millimeter diameter wafers and use of new materials, such as copper. All of these are driving the need for more precise manufacturing and testing equipment, opening new opportunities for Newport's expertise in precision robotics and automation, sub-micron positioning systems, vibration isolation, and optical subsystems.



EXPERTS BELIEVE THAT INTEGRATED OPTICS will be the next revolution in fiber optic communications. Integrated optics use planar wave guides to connect multifunctional optical modules on a single substrate. An integrated optic device offers greater functionality and reduces packaging requirements — often responsible for more than 50 percent of the cost of a discrete device. These new devices also offer scalability and standardization — critical precursors for the introduction of the automation necessary for volume production.

The economic stakes are high, and significant opportunities exist for equipment makers that can design and produce the sophisticated production systems needed to lower manufacturing costs. Integrated optics rely on nearly a half-century of semiconductor manufacturing advances to address the challenges of building components that harness the power of light. Newport has invested more than 15 years working closely with the world's leading semiconductor equipment manufacturers on their next-generation process automation. This expertise positions our Company as a leading-edge provider of the automation and subsystem solutions critical to developing the manufacturing systems needed by both the semiconductor equipment and fiber optic communications industries.

Additionally, Newport's extensive package design, process development, and automation application engineering services play an important complementary role to our extensive offering of automation platforms, enabling our customers to rapidly design, prototype, and validate new technologies in an automated environment.



Integrated optics rely on nearly a half-century of semiconductor manufacturing advances to address the challenges of building components that harness the power of light.

Financial Summary

($ in thousands, except per share amounts)	Years ended December 31, 2001	2000	1999
Income Statement Data			
Net Sales	$ 318,869	$ 284,005	$ 159,525
Gross Profit	101,200	129,640	70,638
Income (Loss) from Operations	(23,155)	48,077	15,810
Net Income (Loss)	(6,272)	41,973	13,021
Earnings (Loss) per Diluted Share	(0.17)	1.17	0.34
Pro Forma Income Statement Data *			
Gross Profit	$ 128,091	$ 129,640	$ 70,638
Income from Operations	28,488	48,077	15,810
Net Income	28,361	36,311	9,760
Earnings per Diluted Share	0.75	1.01	0.30
Balance Sheet Data			
Cash and Marketable Securities	$ 281,601	$ 306,642	$ 9,241
Total Debt	9,598	17,130	26,070
Stockholders' Equity	489,007	485,965	83,246
Stockholders' Equity per Diluted Share	13.43	13.56	2.60

* The amounts noted under the heading "Pro Forma Financial Data" have been adjusted to (a) exclude the impacts of the $51.7 million of charges recorded in 2001, including inventory revaluations ($[illegible] million), acquisition-related fees ($9.2 million), facility closure costs ($8.2 million), write-down of impaired assets ($4.8 million) and employee severance ($3.4 million), and (b) reflect pro forma tax provisions of $5.7 million and $[illegible] million for 2000 and 1999, respectively, on the operations of Kensington Laboratories, Inc., with whom Newport merged via a transaction accounted for as a pooling of interests in February 2001. Pro forma information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 25 through 33. It is not based on generally accepted accounting principles, nor is it a substitute for such information, but rather is provided to clarify the impact of certain actions taken that management believes are non-recurring in nature.

Fellow Stockholders:

Certain advantages come with age, perhaps most importantly wisdom. The maturity Newport has gained in its 32 years in business proved a crucial factor in navigating the unprecedented environment of 2001. Newport entered 2001 in the strongest financial position in our history, and we exited the year strategically stronger and better prepared to capture the growth opportunities we see ahead. From beginning to end, however, we weathered the most severe business downturn ever for our target markets, as well as global economic and political uncertainty.

Both of Newport's key strategic end markets contracted sharply as the year progressed. Many of our fiber optic communications customers had developed significant manufacturing capacity to keep pace with the telecommunications network buildout in 2000 and early 2001. Due to this excess network capacity, our customers experienced severely reduced demand from their own customers for components, leaving them with significant excess manufacturing capacity and leading them to sharply reduce their orders for new capital equipment. Similarly, Newport's semiconductor equipment business declined in the second half of the year due to reduced demand for chips and delays in the industry's 300-millimeter tool deployments.

Financial Performance

The result was an extremely challenging year. Newport posted 2001 net sales of $318.9 million and pro forma net income of $28.4 million, or $0.75 per diluted share, excluding one-time charges of approximately $51.7 million. A year earlier, pro forma net income equaled $36.3 million, or $1.01 per diluted share, on $284.0 million in sales. Including the effects of these charges, comprised primarily of inventory revaluations ($24.4 million), acquisition-related fees ($9.2 million), facility closure costs ($8.2 million), write-down of impaired assets ($4.8 million), and employee severance ($3.4 million), the Company reported a 2001 net loss of $6.3 million, or $0.17 per diluted share. In 2000, Newport reported net income of $42.0 million, or $1.17 per diluted share.

As business momentum was decelerating in the second half of 2001, we used this time to strategically position Newport for 2002 and beyond when markets are expected to rebound.

In 2000 and early 2001, Newport had been growing at a torrid pace. With the explosive growth of our key strategic markets, combined with our acquisition of four companies, we barely had time to catch our breath. The business downturn in 2001 became the impetus for Newport to streamline our manufacturing operations to position us for a more efficient ramp-up of new products and technology when market conditions improve. It also allowed us time to more strategically integrate our acquisitions of Kensington Laboratories in Northern California, Unique Equipment Company in Arizona, Design Technology Corporation in Massachusetts, and CEJohansson in Sweden.

- Adjustments of approximately $24.4 million to the carrying value of inventory to reflect current market conditions and resulting revisions to sales forecasts for those products.
- Consolidation of manufacturing facilities in Garden Grove, California; San Luis Obispo, California; and Longmont, Colorado, into Newport's expanded operations in Irvine, California, and consolidation of all metrology systems manufacturing into the Company's CEJohansson operations in Eskilstuna, Sweden. Three of the consolidations have been completed. The final transition of the Garden Grove facility will be completed in the second quarter of 2002.
- Downsizing of approximately 400 employees or 20 percent of total headcount.

Overall, Newport's cost reduction program is anticipated to result in yearly savings of $16 to $18 million.

At the same time, we are continuing to invest in the development of next generation products to further strengthen Newport's fiber optic communications, semiconductor equipment and general metrology businesses. For the year, research and development expense increased 26 percent to $30.7 million, or 9.6 percent of sales, compared with $24.4 million, or 8.6 percent of sales for year 2000.

Our balance sheet reflects Newport's ability to grow and succeed in tough economic times. We ended the year with cash of $281.6 million, long-term debt of $9.6 million, and stockholders' equity of nearly a half-billion dollars.

Which is to say, we enter 2002 in a position of strength. Our products and technology are market leading. Our operating structure is lean. Our financial resources are deep. Our focus is firmly on product development, expanding market share, and meeting the highest standards our customers have as we work to maintain our competitive advantage in the fiber optic communications and semiconductor equipment markets. We believe as business conditions in these markets rebound, our continued attention to efficient operations will lead to strong cash flow and higher profitability.

The fiber optic communications industry hit its first peak in late 2000. In its initial expansion, the fiber optic market was focused on the long haul network and the optical components needed to build it. Newport benefited from the industry's need for greater manufacturing output of these components as volumes ramped higher. The future requirements for automated assembly and test were becoming clear to this young industry that was and is constrained by labor-intensive methods. After a period of consolidation, the next expansion in fiber optic communications will be driven by the build out of metro networks, bringing with it a focus on new component technology having price-for-performance levels often requiring more efficient manufacturing methods.

Whether long haul or metro, fiber optic component manufacturers must reduce their cost through enhanced yield. Automated assembly is critical to solving this challenge.

Newport's strength is our ability to provide automated solutions that can generate significant throughput improvements in the entire production process. Indeed, automated assembly systems can improve a manufacturer's chance for success by reducing time to market for its products and accelerating volume production. As we move to the next phase in the telecommunications cycle, we are managing the Company to provide a wide variety of manufacturing and packaging solutions that enhance our customers' efficiency and scalability.

To lead Newport's growth as a capital equipment solutions supplier to the fiber optic communications industry, we have recently appointed Kevin Crofton vice president and general manager of Newport's Fiber Optics and Photonics Division. Kevin, who comes to us from LAM Research Corporation, has a strong background in semiconductor capital equipment business management, engineering and manufacturing. His background fits in well with our overall strategy as a capital equipment supplier to the emerging fiber optic communications marketplace that is beginning to adopt many semiconductor manufacturing practices.

The next growth stage in the telecommunications industry will be one important factor in a corresponding boom in the semiconductor business. Increasing bandwidth requirements, rather than processing power constraints, are hindering the functionality of devices such as personal computers, personal digital assistants (PDAs) and mobile telephony on which we have all grown so dependent. With this greater need for bandwidth, the proliferation of the Internet, and the growth of wireless communication, the semiconductor industry will face ever-increasing demand for more complex devices.



Next-generation electronic chips, featuring narrower line widths, are poised to drive a new era of cost reduction and performance. Clearly, the move to 300-millimeter wafer manufacturing will accelerate the achievement of both lower cost per die and higher yield. Yet, while capital and economic issues have constrained the move to 300-millimeter fabrication, semiconductor manufacturers are increasingly adopting bridging strategies to upgrade their 200-millimeter fabrication facilities to meet today's narrower line width requirements while being prepared for eventual adoption of the larger 300-millimeter wafer formats. All three factors—narrower line widths, 200-millimeter bridging techniques, and 300-millimeter foundry construction—require chip manufacturers to invest for greater productivity to stay competitive. This is where Newport excels—helping our customers produce systems that increase yields, lower costs, and facilitate systems integration by incorporating high performance Newport optical and mechanical subsystems.

Acquisitions

One of the highlights of 2001 was the completion of our merger with Kensington Laboratories. Through Kensington, we acquired innovative, state-of-the-art motion control and robotics technology—an important capability needed to support new products designed to help us further penetrate our fiber optic communications and semiconductor equipment markets. Kensington builds world-class material handling products that have given Newport an important competitive advantage in robotics for semiconductor production equipment. The merger also provided us several important new customers in the semiconductor equipment market.

The acquisitions in late 2000 and early 2001 of Unique Equipment Company and Design Technology Corporation have also provided us with additional competencies in fiber attachment, fiber test, and material handling for our fiber optic automation strategy. Subsequent to year end, Newport further strengthened our automation capabilities with the acquisition of Micro Robotics Systems, Inc., a privately held manufacturer of fully automated assembly and dispense systems for the fiber optic communications, microwave, and semiconductor equipment markets.

Acquisition will continue to play a strategic role in Newport's growth, especially as we look toward adding new product families or lines of business that complement what we already sell, increase revenues in current channels, and support our automation strategy.

World Markets

Internationally, we are particularly excited about new opportunities that are beginning to emerge in Asia. During 2001, Newport opened a new office in Shanghai to serve as a hub for China's expanding fiber optic communications manufacturing and semiconductor industries. Even as manufacturers seek out lower cost labor environments, automation, such as Newport offers, continues to be an important element of the overall cost reduction and yield improvement picture.

Europe has always been a key market for Newport. Through acquisitions and broadened capabilities, we continue to improve our ability to serve customers in this arena. The competencies we have gained from our investments in Europe complement Newport's strong distribution channel in the U.S., enhancing our offerings to customers geographically as well as technologically.

Looking Ahead

We are optimistic about Newport's future. We've proven that we know how to manage our business through difficult times. Our long-term growth strategies continue on track, premised on our confidence that the fiber optic communications and semiconductor equipment markets will move even faster toward full automation and outsourcing in their next expansion cycles. Newport will emerge from this downturn a stronger company, more firmly positioned as a leading capital equipment and subassembly supplier to our key markets. We believe we are structured to generate exceptional returns when these markets again offer robust growth and opportunity.

Our optimism is grounded in tremendous respect and appreciation for the contributions made and sacrifices endured by the Newport team last year. They took the brunt of painful decisions and repeatedly demonstrated their resilience, loyalty and ingenuity. Their dedication underscores Newport's commitment to build a strong company that constantly improves stockholder value. We look forward to reporting to you on our progress throughout 2002.

Sincerely,



Robert G. Deuster
Chairman, President and
Chief Executive Officer



Fiber Optic Communications

Newport Corporation was more than ready to provide and enhance manufacturing solutions for the fiber optic communications industry in 2001. Our competencies and capacity were at a peak. Sales to this market during the first half of the year were robust, reaching $80.8 million by the mid-year point. Unfortunately, during the second half of the year, sales dropped by more than 70 percent. We finished the year with fiber optic communications revenues totaling $102.4 million.

Undaunted, we took advantage of the downturn in our fiber optic communications market in 2001 to concentrate on uncovering new opportunities for Newport—both internally and externally. The year saw us sustaining a significant investment in the development of new products for the next growth phase in fiber optics. We also stepped up our efforts to improve customer service and make our products more reliable and cost efficient. Our goals: lower Newport's cost structure, gain market share, and develop next-generation products to improve customer yield and efficiency.

When Newport first addressed fiber optic communications needs, the industry was focused on producing components that met the demands of the long haul telecommunications industry. Today, however, the emphasis has shifted to the needs of the metro network, a new telecommunications environment that is requiring different types of products and technology for short haul telecommunications to the office and home, meaning new opportunities for Newport.





The most challenging task in the fiber optic component manufacturing process is the alignment and attachment of optical components to fiber with sub-micron precision. Newport pioneered automated assembly technology for fiber optic component applications and today remains the world leader in providing end-to-end assembly solutions to the industry. Newport's AMS™ AutoAlign Series platform features the Company's new DCA™ (Distributed Control Architecture) technology, including Newport's new family of Fast Align™ algorithms, which can dramatically reduce alignment cycle times by 50 percent to 80 percent.



The emergence of Vertical Cavity Surface Emitting Lasers (VCSELs), which offer the fiber optics industry important cost and yield advantages over conventional lasers for use in metro network applications, has spurred the development of new automated assembly, test and inspection equipment. Newport's Automated VCSEL Assembly Systems incorporate Newport-proprietary technology in robotics and machine vision to align and attach various styles of VCSEL and VCSEL array products.

Cost has been one of the principal barriers to building out complex metro fiber optic communications networks. Newport's goal is to help our customers reduce costs by increasing yield in their manufacturing operations. Our customers are facing an entirely different cost paradigm today, compared with a year ago. Fiber optic communications equipment makers and carriers must concentrate on conserving capital. Therefore, they are looking to reduce their initial outlays by purchasing lower-cost assembly and test sub-systems, which will allow them to partially automate their critical processes now and allow for incremental investment as their needs evolve. Newport has responded by building more flexible upgrade paths for our customers at all levels of the fiber alignment and packaging process. Whether the component manufacturer remains wedded to manual processes, wants to upgrade to a semi-manual machine, or is ready for fully automated systems, Newport has the cost-effective solution that improves our customers' return on investment.

Newport has developed a suite of new systems and software platforms that will enhance our customers' ability to create a seamless manufacturing process. Our new Integra™ Automation Control System software architecture provides connectivity between processes, equipment and enterprise management systems to enable full process control and tracking of components through the manufacturing process. We are also introducing a new line of fully automated testing platforms that can be easily configured to handle a variety of chip-level testing and inspection functions and is adaptable to nearly any product form factor. And our new MDX™ series of modular sub-system solutions allows customers to adopt advanced Newport automation technology at an entry level, enabling expansion or upgrade into more sophisticated and highly automated configurations as they stabilize and ramp their manufacturing processes.

We have also expanded the application base that we serve, opening new market opportunities in both legacy and leading-edge technologies. For example, Newport continues our leadership in developing solutions for the emerging product area of Vertical Cavity Surface Emitting Lasers (VCSELs). Conventional lasers are known as "edge emitters" because their laser light comes out from the edge of the chip. A VCSEL, however, gives out laser light from its surface and has a laser cavity that is vertical, hence the name. Because VCSELs offer important manufacturing cost and yield advantages over conventional laser components, the industry is looking to quickly adopt this new technology. Newport is working with most of the major VCSEL manufacturers and has adapted our competencies to develop new automated assembly, test, and inspection equipment for the emerging VCSEL industry.

In 2001, we also integrated Kensington Laboratories, Unique Equipment Company, and Design Technology Corporation into our businesses. These acquisitions give Newport enhanced robotic pick and place technology, systems integration and machine design capability, and process development expertise, which are providing the basis for our next generation machines.

This new product technology enables further expansion of our addressable markets. For example, Newport's product portfolio has historically been more strongly oriented toward the active device market, which consists of the light sources and optical detectors that transmit, amplify and receive light within fiber optic networks. With our new test and assembly platforms and VCSEL products, we will be able to more than double the addressable applications in the active device market.

We are also broadening our offering of products for the much larger passive device market, which comprises the multiplicity of devices that filter, multiplex, couple, recirculate, add/drop or monitor the optical signal along the way. By introducing assembly, test and measurement equipment specifically designed for the unique needs of these devices, we see the opportunity to increase our served market from about 20 percent to over 50 percent of all applications.



In February 2002, we completed the acquisition of Micro Robotics Systems (MRSI), a privately held manufacturer of high precision, fully automated assembly and dispense systems for the fiber optic communications and semiconductor equipment markets. The transaction significantly advances our product offering for assembly, dispense, and pick-and-place systems and is an excellent fit for our strategic initiatives in 2002 and beyond. The transaction fits especially well as the industry moves toward islands of automation, in which fiber optic component manufacturers are increasingly seeking to build more integrated automation solutions into their component manufacturing processes, much as the semiconductor industry already has.

In another important market trend, we increasingly find our customers turning to the efficient manufacturing solutions offered by subcontract manufacturing companies. Our recent agreement to become the exclusive provider to Flextronics for all fiber optic alignment and attachment systems is indicative of our drive to serve this important new market segment, and our success in developing key relationships with industry leading companies. This agreement further extends Newport's leadership in providing precision automation assembly tools to fiber optic component manufacturers, whether they build their own or outsource. We also look for this partnership to help accelerate the drive toward establishing standardized assembly and test methods and equipment within the fiber optic components manufacturing marketplace.

Finally, we moved our Fiber Optics and Photonics Division into a new headquarters where our primary manufacturing, design, application engineering, and service support activities are able to work in closer harmony. Complemented by design and prototyping centers in San Luis Obispo, California, Chandler, Arizona, and Billerica, Massachusetts, this 90,000-square-foot, world-class facility encompasses advanced packaging and process development labs, pilot manufacturing lines, demonstration equipment, customer acceptance, and training facilities, and an optimized flow-manufacturing operation, along with our central marketing and administrative offices, positioning us for improved efficiency and future growth.

The semiconductor equipment market in 2001 faced its steepest downturn in 30 years. As we enter 2002, we are seeing early signs of a recovery in technology equipment purchases as the industry prepares for next generation challenges. Newport, as a leading provider of optical and precision motion subsystems for semiconductor manufacturing solutions, is positioned to benefit from this improving environment.



Working with line widths of 0.18 micron or less, Newport's DynamYX™ air bearing wafer positioning system is designed to provide nanometer-level positioning accuracy with extremely high throughput speeds for 300-millimeter wafer processing equipment. The Company's four different versions of the DynamYX system are utilized within 300-millimeter semiconductor wafer inspection equipment.





Clearly, the prevailing trends in the semiconductor equipment market that will drive the next level of capacity buying will be the efforts by semiconductor companies to move to smaller line widths, new materials such as copper interconnects, and 300-millimeter wafers. Newport has enabling technologies to improve our customers' yield and throughput in each of these areas.

Through our strategic acquisitions, patented technology and close relationships with equipment manufacturers, Newport has continued to position itself as a key provider to original equipment manufacturers in this industry.

During 2001, Newport gained an important differentiating position when it was issued two U.S. patents in a series of patent applications that extend the Company's leadership in next-generation technology for semiconductor manufacturing equipment. Newport's new patents, covering state-of-the-art 300-millimeter edge-gripping robotic end effectors, include technology that allows semiconductor equipment manufacturers to efficiently and reliably handle 300-millimeter wafers during fabrication and testing without contacting the backside of the wafer, a key element in eliminating yield losses.

Newport's patents are another example of the advanced automation technologies added to our portfolio through our merger in 2001 with Kensington Laboratories, an established leader in building wafer handling robotics for the semiconductor industry. These robotic advances are proving even more essential as chip manufacturers enhance production yields and demand greater repeatability and tighter tolerances. Newport's leadership position in supplying advanced automation technology to semiconductor equipment manufacturers is also supported by several other patent applications that are pending for related technologies.

Newport won designed-in status for a number of our customers' next-generation products. The industry leading acceleration and settling time performance of Newport's DynamYX™ air bearing stage, for example, will be used by customers for higher throughput and accuracy in the inspection of semiconductor wafers with line widths of 0.18 micron or smaller.



Newport is a leader in advanced atmospheric robotics system technology for 300-millimeter wafer handling. The Company's commitment to manufacturing and developing the highest quality, most reliable, and cost effective robots in the industry is backed by numerous patents, including edge-gripping end effectors designed for high-temperature and low backside contamination applications.



Also during 2001, Newport gained designed-in status for a number of integrated metrology systems. Integrated metrology is the physical integration of a measurement tool and a process tool that enables users to measure results at the conclusion of the process without removing the wafer from the tool. These new systems incorporate a wide array of Newport products, including motion systems, opto-mechanical assemblies and robotics.

The semiconductor industry's migration from microns to nanometers — with measurements approaching atomic levels — also plays into Newport's strengths in the area of optical coatings. During the year, we devoted considerable resources to advancing our optical thin film coating capabilities, especially in the deep ultraviolet wavelengths. These new reflective and anti-reflective coating designs allow our optics and optical systems to have superior transmission and lifetime performance characteristics.

Additionally, we introduced a beam stabilization module for inspection and lithography tools that incorporates our new fast-steering mirror product and actively eliminates errors caused by the laser and other vibration sources within the larger system. This allows for enhanced optical beam stability that will be required as the industry moves from micron to nanometer requirements.

Newport's goal is to expand our capabilities in order to become the leading single-source supplier of test, measurement and automation solutions to the semiconductor equipment and fiber optic communications markets. As we move forward, the lines of demarcation between these two market segments have begun to fade. We view our continued investment in semiconductor automation to be key to our ability to implement higher automation solutions for fiber optic component manufacturers.



The markets for Newport's metrology products and systems continue to be fueled by requirements for tighter tolerances and high throughput. As the complexity of parts increases, demand rises for more precise dimensional measurements using higher magnification and better positioning. Newport is providing the solutions to these increasingly difficult test and measurement challenges in industries such as health care, recreational equipment, automotive manufacturing, and many others.



NEWPORT CORPORATION TODAY is a global provider of high-volume, sub-micron, precision manufacturing solutions for the fiber optic communications, semiconductor equipment, industrial metrology and aerospace and research markets. The key to our success has been our ability to listen closely to our customers and understand their needs. Accordingly, we have nurtured the necessary competencies to provide leading-edge solutions for next-generation technologies.

Newport sets the benchmark for innovation in packaging and test applications for development and manufacturing of fiber optic components. Similarly, Newport plays an essential role as a supplier of optical and motion control technology to our semiconductor equipment customers as they move from 200-millimeter to 300-millimeter diameter wafers and strive for higher throughput and accuracy levels in the manufacturing and inspection of semiconductor wafers and chips with line widths of 0.18 micron or smaller.

Newport products also can be found in the research labs and programs of many of the world's leading universities and research institutions. As a prime supplier to these markets, Newport is well positioned for continued participation as basic science discoveries at the laboratory level transition to the industrial marketplace.

When measurement and inspection require non-contact methodologies, Newport combines its expertise in video metrology with vibration and motion control technologies to create innovative products. The contribution of our CEJohansson subsidiary, a global supplier of 3D coordinate measurement systems, combined with our proprietary Metrivie software, further establishes Newport as a comprehensive metrology supplier.

Newport's goal as a solutions provider to original equipment manufacturers is to provide expertise and integration of multiple technologies, including higher level sub assemblies such as the external-cavity laser diode system for spectroscopy applications.



Newport is a leader in advanced robotics system technology, committed to manufacturing and developing the highest quality, most reliable and cost effective atmospheric wafer handling robots in the industry. The Company's technological competencies enable its 300-millimeter robots to provide true edge grip handling, virtually eliminating the potential for defects from backside contamination.





Newport's Fast Steering Mirrors improve optical system performance in semiconductor inspection, lithography and memory repair systems.



Newport's AMS™ AutoAlign™ leverages the Company's proven automated assembly technology to address the demands of the full-scale production environment. The AMS-AA is an epoxy bonding system designed to perform sub-micron precision fiber pigtailing of various single and multi fiber arrayed photonic components.



Newport's Automated Laser Diode Characterization System characterizes and sorts laser diode devices for high-volume, unattended operations. The ALDCS, part of Newport's "Chip-to-Ship" strategy, is a turnkey system that allows for collection and reporting of laser diode device [illegible] yield loss problems.



DynamYX™ air bearing stages enable wafer positioning to nanometer-level accuracy with high throughput speeds for 300-millimeter wafer processing equipment.



Newport's world-class facilities include multiple clean room work cells and dedicated Class 100, 1,000, and 10,000 areas. The Company has extensive capabilities for working with customers on developing optimal optical component packaging processes.



Newport ALDCS


MRSI-5005 OPTO

MRSI 5005



MRSI 505



Newport LW4002



Newport LD8800





This Annual Report contains forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond our control, and actual results may differ materially from those reflected in the statements depending on a variety of important factors, which are more fully described in Item 1 and Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2001, under the captions "Business" and "Risks Relating To Our Business".

Overview

The following is a discussion and analysis of certain factors that have affected the results of operations and financial condition during the periods included in the accompanying financial statements. This discussion should be read in conjunction with the financial statements and associated notes.

In October 1999, we acquired the west coast commercial optics operation of Corning OCA Corporation, a subsidiary of Corning Incorporated (renamed Newport Precision Optics Corporation or "NPOC"), which manufactures specialized precision optical and opto-mechanical products and systems. In August 2000, we acquired Unique Equipment Co. ("Unique"), a systems integrator specializing in the use of robotics for the fiber optics and semiconductor industries. In December 2000, we acquired the business of CEJohansson AB ("CEJ"), a Swedish global supplier of advanced metrology systems. In February 2001, we acquired Kensington Laboratories, Inc. ("KLI"), a manufacturer of high-precision robotic and motion control equipment for the semiconductor and fiber optic communications industries. We issued approximately 3,526,000 shares of common stock to the KLI shareholders in the transaction. Also in February 2001, we acquired Design Technology Corporation ("DTC"), a systems integrator specializing in the use of robotics and flexible automation solutions for manufacturing processes. The NPOC, CEJ and DTC acquisitions were accounted for using the purchase method. The Unique and KLI acquisitions were accounted for using the pooling of interests method. This discussion includes the effects of the acquisitions of Unique and KLI for all years presented and the effects of the acquisitions of NPOC, CEJ and DTC from the dates of their respective acquisition.

Amounts in 1999 include net sales of $2.5 million representing one extra month of sales from our European operations. The additional net sales stem from a reporting change in the second quarter of 1999 that eliminated a one-month lag in the reporting of European results. Without the change, 1999 net sales would have been $157.0 million, while net income would not have been materially different. Earnings per share were not impacted by the change.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations is based on our consolidated financial statements included herein, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate these estimates and assumptions, including those related to bad debts, inventories, investments, intangible assets, income taxes, warranty obligations, restructuring, contingencies and litigation. We base these estimates on historical experience and on various other factors which we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. These estimates and assumptions by their nature involve risks and uncertainties, and may prove to be inaccurate. In the event that any of our estimates or assumptions are inaccurate in any material respect, it could have a material adverse effect on our reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition We record a sale after all significant obligations have been met, collectibility is probable and title has passed, which typically occurs upon shipment or completion of services. Customers generally have 30 days from the original invoice date (generally 60 days for international customers) to return a catalog product purchase for exchange or credit. The catalog product must be returned in its original condition and meet certain other criteria. Product returns of catalog items have historically been insignificant and are charged against revenue in the period returned. Custom configured and certain other products as defined in our Customer Satisfaction and Product Guarantee Policy cannot be returned. Unless otherwise stated in our product literature, we provide a one-year warranty from the original invoice date on all product material and workmanship. Defective products will be either repaired or replaced, at our option, upon meeting certain criteria.

Accounts Receivable We estimate the collectibility of customer receivables on an ongoing basis by periodically reviewing balances outstanding over a certain period of time. We have recorded reserves for receivables deemed to be at risk for collection as well as a general reserve based on our historical experience. A considerable amount of judgment is required in assessing the ultimate realization of these receivables, including the current credit-worthiness of each customer. In recent periods we have increased our reserves for uncollectible accounts due to adverse changes in the financial condition of certain of our customers in the fiber optic communications market. If the financial condition of our customers deteriorate, resulting in an impairment of their ability to make required payments, additional allowances may be required which could adversely affect our operating results.

Inventory We state our inventories at the lower of cost or market and provide reserves for potentially excess and obsolete inventory. In assessing the ultimate realization of inventories, we make judgments as to future demand requirements and compare that with the current or committed inventory levels. Reserves are established for inventory levels that exceed future demand. We have recorded significant reserves, primarily for excess inventory, in recent periods due to deterioration in our primary target markets, fiber optic communications and semiconductor capital equipment. It is possible that additional changes in required inventory reserves may occur in the future due to changes in market conditions.

Impairment of Assets and Restructuring We assess the impairment of goodwill and other identifiable intangibles whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The determination of related estimated useful lives and whether or not these assets are impaired involves significant judgments, related primarily to the future profitability and/or future value of the assets. Changes in our strategic plan and/or market conditions could significantly impact these judgments and require adjustments to recorded asset balances. We hold minority interests in companies having operations or technologies in areas within or adjacent to our strategic focus, all of which are non-publicly traded and whose values are difficult to determine. We record an investment impairment charge in any reporting period where we believe an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future.

In 2001, the FASB issued Statement No. 142, Goodwill and Other Intangible Assets ("Statement 142"), which we adopted on January 1, 2002. Under the new rules, goodwill will be subject to annual impairment tests based upon a comparison of the fair value of each of our reporting units, as defined, and the carrying value of the reporting units' net assets, including goodwill. Pursuant to Statement 142, we are currently testing our goodwill for impairment and expect to record an impairment charge in the first quarter of 2002 in the range of $6.0 million to $16.0 million, after tax, which is expected to reduce our earnings in the first quarter by between $0.16 and $0.44 per diluted share based on the weighted average shares outstanding at December 31, 2001.

During 2001, we recorded significant reserves in connection with our restructuring and cost reduction program. These reserves include estimates pertaining to employee separation costs and facility closure costs. Although we do not anticipate significant changes, the actual costs to settle such liabilities may differ from the amounts estimated.

Deferred Taxes We currently have significant deferred tax assets, which are subject to periodic recoverability assessments. Realization of our deferred tax assets is principally dependent upon our achievement of future taxable income, the estimation of which requires significant management judgment. Our judgments regarding future profitability may change due to many factors, including future market conditions and our ability to successfully execute our business plans. These changes, if any, may require material adjustments to these deferred tax asset balances.

Restructuring and Other Non-Recurring Charges

In 2001, due to the continued weak economic environment in our key end markets, we revised our sales forecasts and announced a cost reduction program designed to bring the operating structure in line with the current business outlook. These initiatives included headcount reductions, facility consolidations and product rationalizations.

During the third quarter of 2001, we announced planned workforce reductions primarily at our Garden Grove, CA, Irvine, CA, San Luis Obispo, CA and Longmont, CO operations. Severance and other costs related to such reductions totaled $3.4 million. Such reductions represented 20% of our worldwide workforce, or approximately 400 employees. At December 31, 2001, 329 employees had been terminated.

We consolidated the manufacturing operations of our San Luis Obispo, CA, Garden Grove, CA, and Longmont, CO operations into an expanded campus in Irvine, CA. We also consolidated our metrology manufacturing into our operations in Sweden. We expect all consolidation activities to be completed by June 30, 2002. Costs related to the facility consolidations totaled $9.3 million and include reserves for asset impairments of $5.4 million, facility lease termination costs of $2.1 million and the write-off of goodwill of $1.8 million.

The following table summarizes the activities in the restructuring reserves:

(In thousands)	Employee Severance	Facility Consolidations	Other	Total
Restructuring and asset impairment charges	$ 3,366	$ 9,348	$ 724	$ 13,438
Cash payments	(1,010)	(46)	(123)	(1,179)
Asset write-offs	(337)	(5,861)	(601)	(6,799)
Accrued restructuring reserves at December 31, 2001	$ 2,019	$ 3,441	$ —	$ 5,460

We expect to utilize most of the reserves in 2002, although the facility lease termination costs included in these reserves will continue to be paid through the various lease terms.

In addition to the workforce reductions and facility consolidations discussed above, we revised our sales forecasts given current market conditions, and as a result, established reserves for excess and obsolete inventory and wrote off certain other assets.

The table below summarizes these reserves and write-offs and where those charges have been reflected in the accompanying consolidated statement of operations for the year ended December 31, 2001:

(In thousands)	Cost of Sales	Selling, General & Administrative	Total
Inventory reserves	$ 24,393	$ —	$ 24,393
Asset write-offs and other charges	710	631	1,341
	$ 25,103	$ 631	$ 25,734

The restructuring and asset impairment charges, inventory reserves and other charges relate to the following business segments:

(In thousands)	
Fiber Optics & Photonics	$ 28,636
Industrial Metrology Systems	3,883
Industrial & Scientific Technologies	3,684
Non-segment related	2,969
	$ 39,172

In addition, during the first quarter of 2001, we recorded non-recurring charges of $12.5 million. These charges were comprised of $9.2 million for investment banking, legal and accounting fees related to our acquisition of KLI, a charge to cost of sales of $1.8 million for asset writedowns related to integration charges in connection with our December 2000 acquisition of the business of CEJ, and a charge of $1.5 million related to the acceleration of stock options held by a retiring employee.

Pro forma net income excluding the restructuring and impairment charges, the acquisition and other non-recurring charges and the reserves for excess and obsolete inventory incurred in 2001 and reflecting the pro forma tax effect of the conversion of KLI from an S-Corporation to a C-Corporation for 2000 and 1999 is presented below:

	Years Ended December 31,		
(In thousands except per share amounts)	2001	2000	1999
Income before income taxes	$ 42,330	$ 54,118	$ 13,977
Income tax provision	13,969	17,807	4,217
Net income	$ 28,361	$ 36,311	$ 9,760
Earnings per share:			
Basic	$ 0.78	$ 1.09	$ 0.32
Diluted	$ 0.75	$ 1.01	$ 0.30

The pro forma information presented above is not based on generally accepted accounting principles, nor is it a substitute for such information, but rather is provided to clarify the impact of certain actions taken that management believes are non-recurring in nature and to present the results of our ongoing operations on a more comparable basis.

Subsequent Event

In February 2002, we acquired Micro Robotics Systems, Inc. ("MRSI"), a privately held manufacturer of high precision, fully automated assembly and dispensing systems for the fiber optic communications, microwave and semiconductor equipment markets for approximately 2,100,000 shares of common stock (including shares issuable upon the exercise of assumed stock options) valued at approximately $50.0 million and $15.0 million in cash. We currently expect MRSI to have 2002 net sales in the range of $13.0 million to $16.0 million, and we currently expect MRSI's financial results to be slightly accretive to our earnings per share for the full year 2002.

Results of Operations

Financial Analysis The following table sets forth, for the periods indicated, certain income and expense items expressed as a percent of net sales and as period-to-period percent increases or decreases:

	Percent of Net Sales			Period-to-Period Increase (Decrease)	
	2001	2000	1999	2001	2000
Net sales	100.0%	100.0%	100.0%	12.3%	78.0%
Cost of sales	68.3	54.4	55.7	41.0	73.7
Gross profit	31.7	45.6	44.3	(21.9)	83.5
Selling, general and administrative expense	21.8	20.1	24.0	21.6	49.6
Research and development expense	9.6	8.6	10.4	25.9	46.9
Restructuring and impairment charges	4.2	—	—	100.0	—
Acquisition and other non-recurring charges	3.4	—	—	100.0	—
Income (loss) from operations	(7.3)	16.9	9.9	NM	204.1
Interest and other income (expense), net	4.4	2.2	(1.1)	128.3	NM
Income (loss) before income taxes	(2.9)	19.1	8.8	NM	287.2
Income tax provision (benefit)	(0.9)	4.3	1.9	NM	310.9
Net income (loss)	(2.0)	14.8	6.9	NM	280.8

NM = Not Meaningful

Net Sales For 2001, 2000 and 1999, our net sales totaled $318.9 million, $284.0 million and $159.5 million, respectively. Net sales for 2001 increased $34.9 million, or 12.3%, as compared with 2000, due primarily to sales increases to the semiconductor equipment and general metrology markets, offset in part by a decline in sales to the fiber optic communications market. Approximately $15.1 million of the increase in sales to the general metrology market was due to the inclusion of sales from businesses acquired for which there were no comparable sales in the 2000 period. Net sales for 2000 increased $124.5 million, or 78.0%, as compared with 1999, due primarily to sales increases in the fiber optic communications and semiconductor equipment markets.

For 2001, 2000 and 1999, sales to the fiber optic communications market were $102.4 million, $110.7 million and $34.3 million, respectively. Sales to this market in 2001 decreased $8.3 million, or 7.5%, as compared with 2000. Sales to this market declined substantially during the second half of 2001, from $80.7 million during the first half of the year to $21.7 million during the second half of the year, reflecting the severe decline in this market. Sales to this market in 2000 increased $76.4 million, or 222.8%, as compared with 1999. Growth in this market in 2000 reflected the increased demand for our products from fiber optic component manufacturers to build their manufacturing capacity to support the high component demand then forecasted.

Sales to the semiconductor equipment market were $90.6 million, $72.5 million and $29.2 million for 2001, 2000 and 1999, respectively. Sales to this market in 2001 increased $18.1 million, or 25.0%, as compared with 2000. Sales to the semiconductor equipment market declined substantially during the second half of the year, from $55.2 million during the first half of the year to $35.4 million in the second half of the year, reflecting the significant downturn in this market. In 2000, sales to this market increased $42.9 million, or 144.9%, as compared with 1999. The sales increases in 2001 and 2000 reflected the strong demand by semiconductor manufacturers for capital equipment through the second quarter of 2001, which led to strong demand for the subsystems we sell to this market during this period.

Sales to the general metrology market were $74.0 million, $49.5 million and $44.0 million for 2001, 2000 and 1999, respectively. Sales to this market in 2001 increased $24.5 million, or 49.3%, as compared with 2000. The increase in sales was due primarily to the inclusion of sales from businesses acquired for which there were no comparable sales in the 2000 period. In 2000, sales to this market increased $5.5 million, or 12.5%, as compared with 1999.

In 2001, 2000 and 1999, sales to the other market segments, which are comprised of aerospace and research and computer peripherals, were $51.9 million, $51.3 million and $51.6 million, respectively.

For 2001, 2000 and 1999, domestic sales were $212.4 million, $201.2 million and $107.3 million, respectively. Domestic sales in 2001 increased $11.2 million, or 5.6%, as compared with 2000, due primarily to sales increases in the semiconductor equipment, general metrology, and aerospace and research markets of $18.6 million, or 27.5%, $4.4 million, or 14.3%, and $2.1 million, or 8.9%, respectively. This increase was offset by decreases in the fiber optic communications and computer peripherals markets of $10.9 million, or 15.1%, and $2.9 million, or 35.9%, respectively. Domestic sales in 2000 increased $94.0 million, or 87.6%, as compared with 1999, due primarily to sales increases in the fiber optic communications, semiconductor equipment and general metrology markets of $49.7 million, or 220.2%, $41.4 million, or 163.0%, and $4.1 million, or 15.4%, respectively. The sales increase in 2000 was offset by sales declines in the other markets combined of $1.1 million, or 3.5%.

International sales totaled $106.5 million, $82.8 million and $52.3 million for 2001, 2000 and 1999, respectively. For 2001, international sales increased $23.7 million, or 28.6%, as compared with 2000. The increase in international sales in 2001 as compared with 2000 was primarily due to an increase of $2.6 million, or 6.6%, in the fiber optic communications market, an increase of $20.0 million, or 105.8%, in the general metrology market and an increase of $1.6 million, or 9.1%, in the aerospace and research market. The increased international sales to the general metrology market were due primarily to the inclusion of sales from acquired businesses accounted for using the purchase method for which there were no comparable sales in 2000. Geographically, the increase in 2001 sales was driven by increased sales to European customers of $31.3 million, or 76.9%, due primarily to the aforementioned increase in general metrology sales. This was offset in part by decreased sales to Canadian and Pacific Rim customers of $4.7 million, or 30.5%, and $4.5 million, or 18.6%, respectively. International sales in 1999 included net sales of $2.5 million representing one extra month of sales from our European operations, due to a reporting change in the second quarter of 1999 that eliminated a one-month lag in the reporting of European results. Without such change, 1999 international sales would have been $49.7 million. The increase in international sales in 2000 as compared with 1999 was due primarily to an increase of $26.8 million, or 227.8%, in sales to international fiber optic communications customers, an increase of $1.5 million, or 36.4%, in sales to the semiconductor equipment market, and an increase in international sales to all other market segments combined of $2.1 million, or 6.1%. Geographically, the increase in 2000 sales was driven primarily by sales to European, Canadian and Pacific Rim customers with increases of $8.3 million, or 25.4%, $13.0 million, or 113.2%, and $9.1 million, or 144.9%, respectively, over 1999.

Our business is subject to risks arising from market conditions in the semiconductor equipment and fiber optic communications markets, as well as from general economic conditions. During 2001, the semiconductor equipment and fiber optic communications markets experienced severe downturns, which have continued in 2002. Additionally, the general economic recession constrained capital spending in many of our end markets. The timing of any recovery from these conditions is difficult to predict and represents a significant uncertainty with respect to our operating results. We expect that our sales to the aerospace and research markets will show a long-term growth trend in line with growth in the United States gross domestic product.

Gross Margin Gross margin was 31.7%, 45.6% and 44.3% for 2001, 2000 and 1999, respectively. The gross margin in 2001 was negatively impacted by inventory and asset writedowns of $26.9 million, that were taken to reflect the significant downturn in our primary target markets and the resulting reductions in our forecasted sales to these markets. (See "Restructuring And Other Non-Recurring Charges" on pages 26–27.) Excluding these writedowns, gross margin for 2001 would have been 40.2%. The decrease in gross margin from 2000 to 2001 was due primarily to the additional manufacturing capacity and infrastructure added at KLI and in our Fiber Optics and Photonics division during late 2000 and early 2001 to be able to meet customer demand, and to the lower absorption of fixed overhead caused by the sharp decline in sales volume through the latter part of 2001. Gross margin in 2001 was also negatively impacted by a mix shift towards sales to semiconductor original equipment manufacturer (OEM) customers, which generally have lower gross margins but lower associated operating expenses. The gross margin increase from 2000 to 1999 was primarily attributable to a mix shift towards higher margin product and system sales to the fiber optic communications market. Sales of these higher margin product and systems sales were offset partially by higher growth rates in lower gross margin sales to semiconductor OEM customers.

We expect that our gross margin will fluctuate in future periods due to factors including absorption of fixed overhead due to sales volume, product mix and the proportion of sales to OEM customers, material costs, changes in the carrying value of inventory and manufacturing efficiencies. In particular, because a significant portion of our manufacturing overhead is fixed in the short term, the impact of increases or decreases in sales on our gross margin will typically be proportionately greater than the changes in sales. Additionally, if the proportion of our sales to OEM customers increases, we would expect such increase to have a negative impact on our overall gross margin, but a positive effect on our overall operating margin. In addition, during 2001 we adjusted the carrying value of certain of our inventory to reflect the significant downturn in our primary target markets and the resulting reductions in our forecasted sales to those markets, which reduced the net realizable value of that inventory. In the event that our sales of those products exceed this forecast, such writedown in inventory cost would have a positive impact upon our gross margin. Conversely, if our forecasted sales were to be further reduced, we could further adjust our inventory value, which would negatively affect our gross margin, financial position and results of operations.

Selling, General and Administrative (SG&A) Expense SG&A expenses totaled $69.5 million, or 21.8% of net sales, $57.1 million, or 20.1% of net sales, and $38.2 million, or 24.0% of net sales, for 2001, 2000 and 1999, respectively. SG&A expenses in 2001 increased $12.3 million, or 21.6%, as compared with 2000, primarily due to costs of the additional infrastructure added to be able to support the sales growth forecasted in late 2000 and early 2001, offset in part by the effects of certain of the cost reduction efforts initiated in the second half of 2001 in response to the downturn in our primary end markets. In 2000, SG&A expenses increased $18.9 million, or 49.6%, as compared with 1999, primarily due to increases in expenses tied to the sales and profit growth we experienced during that year.

We expect that our total SG&A expenses will decrease in 2002 as compared with 2001 due to the effects of the cost reduction efforts initiated in 2001. However, we expect that SG&A as a percentage of sales will fluctuate in the future based on our sales level in any given period. Because a significant portion of our SG&A expenses are fixed in the short term, these fluctuations may be proportionately greater than the changes in sales.

Research and Development (R&D) Expense R&D expenses totaled $30.7 million, $24.4 million and $16.6 million for 2001, 2000 and 1999, respectively. R&D expenses represented 9.6%, 8.6% and 10.4% of net sales in 2001, 2000 and 1999, respectively. R&D expenses increased $6.3 million, or 25.9%, in 2001 as compared with 2000, and $7.8 million, or 46.9%, in 2000 as compared with 1999. The increases in both years were attributable primarily to increased personnel costs related to the development of a number of new products and product enhancements including the improvement of laser beam stabilization and the expanded performance and range of our automated packaging and testing systems, including the introduction of the AMS AutoAlign packaging workstation, development of new semi- and fully-automated systems for laser diode characterization and sorting, semi- and fully-automated solutions for vertical cavity surface emitting laser ("VCSEL") device assembly, development of next-generation systems for burn-in and testing of laser diodes, and enhancements to the performance, functionality and material handling capabilities on our existing automation platforms.

We believe that the continued development and advancement of our key products and technologies is critical to our future success. Accordingly, we intend to increase our total R&D spending in future periods to develop additional new products and product improvements. We expect that R&D expenses as a percentage of sales will fluctuate in the future based on our sales level in any given period. Because of our commitment to continued product development, and because a significant portion of our R&D expenses are fixed in the short term, these fluctuations may be proportionately greater than the changes in sales.

Restructuring and Impairment Charges Restructuring and impairment charges of $13.4 million were recorded in 2001. The charges related to the cost reduction initiatives described in "Restructuring and Other Non-Recurring Charges" on pages 26–27.

Acquisition and Other Non-Recurring Charges Acquisition and other non-recurring charges of $10.7 million were recorded in 2001. The charges related primarily to investment banking, legal and accounting fees associated with transactions and are described in "Restructuring and Other Non-Recurring Charges" on pages 26–27.

Interest and Other Income (Expense), Net Interest and other income, net, totaled $13.8 million and $6.0 million for 2001 and 2000, respectively. Interest and other expense, net, for 1999 totaled $1.8 million. In the third quarter of 2000, we completed a secondary public offering for which we received proceeds of $329.9 million (after underwriting discounts and commissions). Interest and other income in 2001 and 2000 were primarily attributable to the investment of the proceeds from the secondary offering.

Interest income will fluctuate based on cash balances and changes in interest rates. Although a majority of our debt is at fixed interest rates, we anticipate that interest expense for 2002 will decrease slightly from 2001 because the long-term debt will be reduced by principal payments of $1.5 million in the second quarter and $1.0 million in the fourth quarter.

Taxes Based On Income The effective tax rates for 2001, 2000 and 1999 were 33.0%, 22.4% and 21.1%, respectively. The increase in the effective tax rates from 2000 and 1999 was impacted by the earnings attributable to our acquisition of KLI, which was accounted for as a pooling of interests. Prior to its acquisition, KLI was treated as an S-Corporation for U.S. tax purposes and accordingly, recorded no income tax provision. On a pro forma basis assuming that KLI was taxed as a C-Corporation for all periods presented, our effective tax rates would have been 32.9% and 30.2% in 2000 and 1999, respectively.

Liquidity and Capital Resources

Net cash provided by our operating activities in 2001 of $14.6 million was primarily attributable to collections of customer receivables and income tax receivables, partially offset by our net loss, before non-cash charges for depreciation, amortization and asset reserves, and by an increase in inventories. Customer receivables decreased by $34.4 million, or 49.0%, in 2001, while the days sales outstanding ratio improved to 61 days in 2001 from 68 days in 2000. Inventories increased 19.7% in 2001 over 2000 levels, due primarily to increases in inventories during the first half of 2001 to support the customer demand forecasted at the beginning of 2001 and to meet our goal of maintaining competitive manufacturing lead times. Inventory turns decreased to 2.2 times in 2001 from 2.6 times in 2000.

Net cash used in investing activities of $17.1 million for 2001 was primarily attributable to purchases of property, plant and equipment and acquisitions of businesses, partially offset by net sales of marketable securities.

Net cash used in financing activities in 2001 of $6.8 million was primarily attributable to payments on long-term borrowings, cash dividends and other distributions to shareholders, offset in part by the sales of common stock in connection with stock option exercises and employee stock purchase plans, which generated $5.2 million in proceeds and resulted in the issuance of approximately 557,000 shares.

At December 31, 2001, we had marketable securities of $274.5 million. These securities are divided into three portfolios, each managed by a professional investment management firm, under the oversight of the Investment Committee of our Board of Directors and our senior financial management team. Such portfolio managers invest the funds allocated to them in accordance with our Investment Policy, which is reviewed regularly by the Investment Committee and our senior financial management. We expect that our portfolio balances will fluctuate in the future based on factors such as cash requirements for ongoing operations, acquisitions, investments in third parties, capital expenditures and contractual obligations, as well as changes in interest rates.

At December 31, 2001, we had in place two unsecured lines of credit of $10.0 million each, expiring March 2002 and March 2004, respectively. In March 2002, we amended the terms of such lines of credit to change the rates of interest and extend the expiration of one line from March 2002 to March 2003. Both lines bear interest at either the prevailing prime rate, or the prevailing London Interbank Offered Rate plus 1.4%, at our option, plus an unused line fee of 0.325% per year. At December 31, 2001, there was no outstanding balance under either line of credit, with $18.7 million available under the combined lines, after considering outstanding letters of credit of $1.3 million. Our outstanding debt consists of $6.2 million in short-term borrowings and long-term debt of $3.4 million. At December 31, 2001, we were not in compliance with certain covenants under these lines of credit due to the non-recurring charges recorded in 2001. Our lender has waived this noncompliance through September 30, 2002. Excluding these non-recurring charges, we believe we will be in compliance with our debt covenants on an ongoing basis.

Contractual obligations at December 31, 2001 are summarized below:

	Payments Due By Period					
(In thousands)	Total	2002	2003	2004	2005	2006 and beyond
Operating lease obligations	$ 27,355	$ 6,776	$ 6,352	$ 4,939	$ 4,380	$ 4,908
Term notes:						
8.25% senior notes	6,500	3,500	2,000	1,000	—	—
7.00% promissory note	518	518	—	—	—	—
Shareholder notes to the former owners of KLI	1,867	1,867	—	—	—	—
Capitalized lease obligations	631	222	202	145	62	—
Equipment loans and other	82	82	—	—	—	—
	$ 36,953	$ 12,965	$ 8,554	$ 6,084	$ 4,442	$ 4,908

Subsequent to December 31, 2001, we utilized net cash of $8.5 million in our acquisition of MRSI, and paid $1.9 million to satisfy the shareholder notes referenced above.

We believe our current working capital position together with estimated cash flows from operations and existing credit availability are adequate to fund operations in the ordinary course of business, anticipated capital expenditures, debt payment requirements and other contractual obligations, for the foreseeable future. However, this belief is based upon many assumptions and is subject to numerous risks (see "Risks Relating To Our Business," in Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2001), and there can be no assurance that we will not require additional funding in the future.

Although we have no present agreements or commitments with respect to any material acquisitions of other businesses, products, product rights or technologies, we continue to evaluate acquisitions of products, technologies or companies that complement our business and may make such acquisitions in the future. Accordingly, there can be no assurance that we will not need to obtain additional sources of capital in the future to finance any such acquisitions.

Recent Accounting Pronouncements

We adopted FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ("Statement 133") as of 2001. Statement 133 requires certain derivative instruments to be recorded at fair value. Derivative instruments held by us are comprised of foreign exchange contracts held to mitigate the risks associated with certain foreign currency transactions entered into in the ordinary course of business, primarily foreign currency denominated receivables. The adoption of this standard did not have a material impact on our results of operations, financial position or cash flows.

In 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("Statement 144"), which we adopted on January 1, 2002. Under Statement 144, assets held for sale will be included in discontinued operations if the operations and cash flows will be or have been eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component. We are currently assessing the effect that the adoption of Statement 144 will have on our consolidated results of operations and financial position.

In 2001, the FASB issued Statement No. 141, Business Combinations ("Statement 141"), and No. 142, Goodwill and Other Intangible Assets ("Statement 142"), which we adopted on January 1, 2002. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but, instead, will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. We will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provisions of Statement 142 is expected to result in an increase in net income of approximately $1.6 million per year (or $0.04 per diluted share based on the weighted average shares outstanding at December 31, 2001). At December 31, 2001, we had goodwill of approximately $27.1 million. Pursuant to Statement 142, we are currently testing our goodwill for impairment and expect to record an impairment charge in the first quarter of 2002 in the range of $6.0 million to $16.0 million, after tax, which is expected to reduce our earnings in the first quarter by between $0.16 and $0.44 per diluted share based on the weighted average shares outstanding at December 31, 2001.

Quantitative and Qualitative Disclosures About Market Risk

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are foreign exchange rates which may generate translation and transaction gains and losses and interest rate risk.

Foreign Currency Risk

Operating in international markets sometimes involves exposure to volatile movements in currency exchange rates. The economic impact of currency exchange rate movements on our operating results is complex because such changes are often linked to variability in real growth, inflation, interest rates, governmental actions and other factors. These changes, if material, may cause us to adjust our financing and operating strategies. Consequently, isolating the effect of changes in currency does not incorporate these other important economic factors.

We use forward exchange contracts to mitigate the risks associated with certain foreign currency transactions entered into in the ordinary course of business, primarily foreign currency denominated receivables. We do not engage in currency speculation. The forward exchange contracts generally require us to exchange U.S. dollars for foreign currencies at maturity, at rates agreed to at inception of the contracts. If the counterparties to the exchange contracts (AA or A+ rated banks) do not fulfill their obligations to deliver the contracted currencies, we could be at risk for any currency related fluctuations. Transaction gains and losses are included in current earnings. Foreign exchange contracts totaled $6.3 million at December 31, 2001. Net foreign exchange gains and losses were not material to our earnings for the last three years.

Operating profit from international operations totaled $12.7 million and $9.4 million for 2001 and 2000, respectively. As currency exchange rates change, translation of the income statements of international operations into U.S. dollars affects year-over-year comparability of operating results. We do not generally hedge translation risks because cash flows from international operations are generally reinvested locally. We do not enter into hedges to minimize volatility of reported earnings because we do not believe it is justified by the exposure or the cost.

Changes in currency exchange rates that would have the largest impact on translating future international operating profit include the euro, British pound, Canadian dollar, Swedish krona and Swiss franc. We estimate that a 10% change in foreign exchange rates would have affected reported operating profit by approximately $0.7 million for the year ended December 31, 2001. We believe that this quantitative measure has inherent limitations because, as discussed in the first paragraph of this section, it does not take into account any governmental actions or changes in either customer purchasing patterns or financing and operating strategies.

Interest Rate Risk

Our exposure to interest rate risk is limited to our unsecured lines of credit and our investments in marketable securities. Our lines of credit bear interest at either the prevailing prime rate, or the prevailing London Interbank Offered Rate plus 1.4%, at our option. No amounts were outstanding under these lines of credit as of December 31, 2001. Our long term debt instruments carry fixed interest rates. Our investments in marketable securities, which totaled $274.5 million at December 31, 2001, are sensitive to changes in the general level of U.S. interest rates. We estimate that a 10% decline in the interest earned on our investment portfolio would have resulted in an after tax decline in our net income of $0.9 million for the year ended December 31, 2001.

The sensitivity analyses presented in the interest rate and foreign exchange discussions above disregard the possibility that rates can move in opposite directions and that gains from one category may or may not be offset by losses from another category and vice versa.

Consolidated Statements of Operations

(In thousands except share and per share amounts)	2001	2000	1999
	Years Ended December 31,		
Net sales	$ 318,869	$ 284,005	$ 159,525
Cost of sales	217,669	154,365	88,887
Gross profit	101,200	129,640	70,638
Selling, general and administrative expense	69,495	57,148	38,203
Research and development expense	30,739	24,415	16,625
Restructuring and impairment charges	13,438	—	—
Acquisition and other non-recurring charges	10,683	—	—
Income (loss) from operations	(23,155)	48,077	15,810
Interest and other income (expense), net	13,794	6,041	(1,833)
Income (loss) before income taxes	(9,361)	54,118	13,977
Income tax provision (benefit)	(3,089)	12,145	2,956
Net income (loss)	$ (6,272)	$ 41,973	$ 11,021
Earnings (loss) per share			
Basic	$ (0.17)	$ 1.25	$ 0.36
Diluted	(0.17)	$ 1.17	$ 0.34
Number of shares used to calculate earnings (loss) per share			
Basic	36,405	33,464	30,939
Diluted	36,405	35,835	32,075
Dividends per share	$ 0.01	$ 0.02	$ 0.01

Consolidated Statements of Comprehensive Income (Loss)

(In thousands)	2001	2000	1999
	Years Ended December 31,		
Net income (loss)	$ (6,272)	$ 41,973	$ 11,021
Foreign currency translation losses	(3,379)	(1,501)	(2,719)
Unrealized gain on marketable securities	1,481	901	—
Comprehensive income (loss)	$ (8,170)	$ 41,373	$ 8,302

See accompanying notes.

Consolidated Balance Sheets

(In thousands except share and per share data)	December 31, 2001	December 31, 2000
Assets		
Current assets:		
Cash and cash equivalents	$ 7,107	$ 16,861
Marketable securities	274,494	289,781
Customer receivables, net	35,833	70,241
Inventories	96,424	80,585
Deferred tax assets	11,091	17,720
Other current assets	15,172	11,946
Total current assets	440,121	487,134
Property, plant and equipment, at cost, net	45,460	41,308
Goodwill, net	27,056	18,805
Deferred tax assets	22,240	—
Investments and other assets	9,000	9,773
	$ 543,877	$ 557,020
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 12,939	$ 24,797
Accrued payroll and related expenses	12,813	13,313
Current portion of long-term debt	6,189	7,590
Accrued restructuring costs	5,460	—
Deferred revenue	823	2,696
Other current liabilities	12,579	12,444
Total current liabilities	50,803	60,840
Long-term debt	3,409	9,540
Deferred tax liabilities	—	675
Other liabilities	658	—
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.1167 stated value, 200,000,000 shares authorized and 36,693,000 issued and outstanding at December 31, 2001; 75,000,000 shares authorized and 36,196,000 shares issued and outstanding at December 31, 2000	4,282	4,224
Capital in excess of stated value	389,526	374,895
Unamortized deferred compensation	(293)	(996)
Accumulated other comprehensive loss	(9,133)	(7,235)
Retained earnings	104,625	115,077
Total stockholders' equity	489,007	485,965
	$ 543,877	$ 557,020

See accompanying notes.

Consolidated Statements of Cash Flows

(In thousands)	Years Ended December 31, 2001	2000	1999
Operating activities:			
Net income (loss)	$ (6,272)	$ 41,973	$ 11,021
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and non-goodwill amortization	12,230	11,349	7,747
Goodwill amortization	2,471	1,083	1,056
Provision for losses on receivables, inventories and investments	28,408	3,914	1,260
Deferred income taxes	(16,286)	(13,726)	251
Tax benefit from stock option exercises	7,708	16,995	673
Other non-cash items, net	9,100	(78)	(484)
Changes in operating assets and liabilities:			
Receivables	27,961	(33,164)	(6,309)
Income tax receivable	7,793	(4,108)	—
Inventories	(41,423)	(40,290)	(5,569)
Other current assets	(2,054)	(3,965)	(1,539)
Other assets	(875)	(820)	198
Accounts payable and other accrued expenses	(11,135)	25,164	(110)
Deferred revenue	(3,612)	(364)	1,218
Other, net	601	804	—
Net cash provided by operating activities	14,615	4,767	9,413
Investing activities:			
Purchases of property, plant and equipment	(19,605)	(18,663)	(7,237)
Disposition of property, plant and equipment	—	503	201
Acquisition of businesses, net of cash acquired	(12,984)	(50)	(6,559)
Purchases of marketable securities	(746,174)	(314,451)	—
Sales of marketable securities	762,943	25,571	—
Payments for equity investment	(1,250)	(1,510)	(1,074)
Proceeds from sale of equity investments	—	1,430	1,054
Payments for in-process technology	—	(1,157)	(2,261)
Net cash used in investing activities	(17,070)	(308,327)	(15,876)
Financing activities:			
Increase (decrease) in credit line	—	(10,000)	10,000
Payments on long-term borrowings	(7,502)	(11,453)	(2,898)
Cash dividends paid	(690)	(555)	(478)
Other distributions to shareholders	(3,821)	(4,013)	(5,875)
Repurchase of common stock	—	—	(1,589)
Proceeds from sale of common stock, net	—	329,851	—
Issuance of common stock under employee plans	5,242	7,240	1,756
Net cash provided by (used in) financing activities	(6,771)	311,070	916
Effect of foreign exchange rate changes on cash	(528)	110	285
Increase (decrease) in cash and cash equivalents	(9,754)	7,620	(5,262)
Cash and cash equivalents at beginning of year	16,861	9,241	14,503
Cash and cash equivalents at end of year	$ 7,107	$ 16,861	$ 9,241

See accompanying notes.

Consolidated Statements of Stockholders' Equity

(In thousands)	Years Ended December 31, 2001	2000	1999
Common stock:			
Shares outstanding at beginning of year	36,196	31,413	31,049
Issuance of common shares through secondary offering	—	3,100	—
Issuance of common shares through employee plans	493	1,503	698
Grants of restricted stock, net	4	60	—
Repurchase of common shares	—	—	(334)
Other	—	120	—
Shares outstanding at end of year	36,693	36,196	31,413
Common stock:			
Balance at beginning of year	$ 4,224	$ 3,666	$ 3,623
Issuance of common stock through secondary offering	—	362	—
Issuance of common stock through employee plans	58	175	82
Grants of restricted stock, net	—	7	—
Repurchase of common stock	—	—	(39)
Other	—	14	—
Balance at end of year	$ 4,282	$ 4,224	$ 3,666
Capital in excess of stated value:			
Balance at beginning of year	$ 374,895	$ 8,960	$ 8,163
Issuance of common stock through secondary offering	—	329,489	—
Issuance of common stock through employee plans	5,184	7,065	1,674
Tax benefits of employee plans	7,708	16,995	673
Grants of restricted stock, net	304	2,400	—
Repurchase of common stock	—	—	(1,550)
Other	1,435	9,986	—
Balance at end of year	$ 389,526	$ 374,895	$ 8,960
Unamortized deferred compensation:			
Balance at beginning of year	$ (996)	$ (417)	$ (548)
Grants of restricted stock, net	(304)	(2,407)	—
Amortization of deferred compensation	1,007	1,828	131
Balance at end of year	$ (293)	$ (996)	$ (417)
Accumulated other comprehensive loss:			
Balance at beginning of year	$ (7,235)	$ (6,635)	$ (3,916)
Foreign currency translation loss	(3,379)	(1,501)	(2,719)
Unrealized gain on marketable securities	1,481	901	—
Balance at end of year	$ (9,133)	$ (7,235)	$ (6,635)
Retained earnings:			
Balance at beginning of year	$ 115,077	$ 77,672	$ 78,604
Dividends	(359)	(609)	(366)
Distribution of S-Corp earnings	(3,821)	(3,959)	(11,587)
Net income (loss)	(6,272)	41,973	11,021
Balance at end of year	$ 104,625	$ 115,077	$ 77,672
Total stockholders' equity	$ 489,007	$ 485,965	$ 83,246

See accompanying notes.

Note 1 Summary of Significant Accounting Policies

Organization Newport Corporation is a global leader in the design and manufacture of high-precision components, instruments and integrated systems for the fiber optic communications, semiconductor equipment, aerospace, research and industrial metrology markets. The Company's innovative products are designed to enhance productivity and capabilities in test and measurement and automated assembly for precision manufacturing, engineering and research applications. Customers include Fortune 500 corporations, technology companies and research laboratories in commercial, academic and government sectors worldwide. Newport is part of the Russell 2000 Index and the Standard and Poor's Midcap 400 Index.

Consolidation The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries and reflect the acquisitions of Unique Equipment Co. and Kensington Laboratories, Inc. (see Note 2) which have been accounted for as poolings of interests. All significant intercompany transactions and balances have been eliminated. Certain reclassifications have been made to prior year amounts to conform to current year presentation. Amounts in 1999 include net sales of $2.5 million representing one extra month of sales from Newport's European operations. The additional net sales stem from a reporting change in the second quarter of 1999 that eliminated a one-month lag in the reporting of European results. Without the change, 1999 net sales would have been $157.0 million, while net income would not have been materially different. Earnings per share were not impacted by the change.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates made in preparing the consolidated financial statements include the allowance for doubtful accounts, inventory reserves, warranty obligations, restructuring reserves, asset impairment valuation and income tax valuation.

Sales A sale is recorded after all significant obligations have been met, collectibility is probable and title has passed, which typically occurs upon shipment or completion of services. Customers generally have 30 days from the original invoice date (generally 60 days for international customers) to return a catalog product purchase for exchange or credit. The catalog product must be returned in its original condition and meet certain other criteria. Product returns of catalog items have historically been insignificant and are charged against revenue in the period returned. Custom configured and certain other products as defined in the Company's Customer Satisfaction and Product Guarantee Policy cannot be returned. Unless otherwise stated in its product literature, the Company provides a one-year warranty from the original invoice date on all product material and workmanship. Defective products will be either repaired or replaced, at the Company's option, upon meeting certain criteria.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB No. 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 101 outlines the criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The Company reviews its sales contracts on an ongoing basis to ensure sales are recorded in compliance with SAB No. 101. The adoption of SAB No. 101 had no material effect on our results of operations, financial position or cash flow.

Income Taxes The Company recognizes the amount of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events that have been recognized in the financial statements and as measured by the provisions of enacted laws.

Depreciation and Amortization Property, plant and equipment is depreciated on a straight line basis over estimated useful lives of the assets ranging from three to twenty years. Leasehold improvements are generally amortized over the related lease term.

Advertising The Company expenses the costs of advertising as incurred, except for direct-response advertising, which is capitalized and amortized over its expected period of future benefits. Direct-response advertising consists of product catalogs. The Company uses its principal catalog, The Newport Resource™, as its principal marketing tool for the scientific market. Sales to this market approximated 14% of the Company's 2001 annual revenues. The catalog provides detailed product information as well as extensive technical and applications data. The catalog is published in English, French and German and is mailed worldwide to more than 50,000 potential customers.

Advertising costs were $2.1 million, $1.6 million and $1.6 million for 2001, 2000 and 1999, respectively, and are expensed as incurred.

Earnings (Loss) per Share Basic earnings per share is computed using the weighted average number of shares of common stock outstanding during the periods, excluding restricted stock. Diluted earnings per share is computed using the weighted average number of shares of common stock outstanding during the periods, excluding restricted stock, and the dilutive effects of common stock equivalents (restricted stock and stock options) outstanding during the periods, determined using the treasury stock method. Diluted loss per share excludes the antidilutive effects of common stock equivalents outstanding during the periods (see Note 13).

In May 2000, the Company affected a three-for-one stock split of its shares of common stock. Share and per share information for all periods presented have been adjusted to reflect the stock split.

Cash and Cash Equivalents Cash and cash equivalents consist primarily of interest bearing investments with original maturities of 90 days or less at the date of purchase.

Fair Values of Financial Instruments Fair values of cash and cash equivalents, accounts receivable, accounts payable, short-term borrowings and the current portion of long-term debt approximate the carrying value because of the short period of time to maturity. The fair value of long-term debt approximates its carrying value because their rates of interest approximate current market rates. The carrying amounts of the foreign exchange contracts, if any, equal fair value and are adjusted each balance sheet date for changes in exchange rates.

Marketable Securities The Company considers all liquid interest-earning investments with a maturity of more than three months at the date of purchase to be marketable securities. Marketable securities generally mature between three months and three years from the purchase date. All marketable securities are classified as available for sale and are recorded at market value using the specific identification method; unrealized gains and losses are reflected in other comprehensive income (loss).

Marketable securities consist of the following:

	December 31,	
(In thousands)	2001	2000
Commercial paper	$ 9,471	$ 84,731
U.S. government and agency securities	41,894	20,208
Corporate notes and bonds	79,422	74,435
Asset backed securities	18,329	32,015
Municipal notes and bonds	116,413	63,578
Certificates of deposit	8,965	14,814
	$ 274,494	$ 289,781

Maturity distribution of the marketable securities at December 31, 2001 is as follows:

(In thousands)	
0–1 Year	$ 107,356
1–2 Years	93,204
2–3 Years	73,934
	$ 274,494

Goodwill Goodwill, representing the excess of the purchase price over the fair value of the net assets of acquired entities, is amortized on a straight-line basis over its estimated useful life of fourteen to twenty years. Accumulated amortization totaled $6.9 million and $6.1 million at December 31, 2001 and 2000, respectively.

The Company examines the carrying value of goodwill for impairment when indicators of impairment are present. If such circumstances are present and undiscounted future cash flows are not expected to be sufficient to recover the assets' carrying amount, the goodwill is written down to its fair value.

In 2001, the FASB issued Statement No. 141, Business Combinations ("Statement 141"), and No. 142, Goodwill and Other Intangible Assets ("Statement 142"), which the Company adopted on January 1, 2002. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but, instead, will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. At December 31, 2001, the Company had goodwill of approximately $27.1 million. Application of the non-amortization provisions of Statement 142 is expected to result in an increase in net income of approximately $1.6 million per year (or $0.04 per diluted share based on the weighted average shares outstanding at December 31, 2001). The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Pursuant to Statement 142, the Company is currently testing its goodwill for impairment and expects to record an impairment charge in the first quarter of 2002 in the range of $6.0 million and $16.0 million, after tax, which is expected to reduce its earnings in the first quarter by between $0.16 and $0.44 per diluted share based on the weighted average shares outstanding at December 31, 2001.

Foreign Currency Balance sheet accounts denominated in foreign currency are translated at exchange rates as of the date of the balance sheet and income statement accounts are translated at average exchange rates for the period. Translation gains and losses are accumulated as a separate component of Comprehensive Income (Loss). The Company has adopted local currencies as the functional currencies for its subsidiaries because their principal economic activities are most closely tied to the respective local currencies.

Stock-Based Compensation The Company accounts for stock-based employee compensation arrangements in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock-Issued to Employees ("APB No. 25") and related interpretations, and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, compensation cost is recognized based on the difference, if any, on the date of the grant between the fair value of the Company's stock and the amount the employee must pay to acquire the stock.

Comprehensive Income (Loss) The accumulated other comprehensive income (loss) presented in the balance sheet consists of the following:

	December 31,	
(In thousands)	2001	2000
Cumulative foreign currency translation losses	$ (11,515)	$ (8,136)
Unrealized gains on marketable securities	2,382	901
	$ (9,133)	$ (7,235)

Derivative Instruments As of January 1, 2001, the Company adopted Financial Accounting Standards Board Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ("Statement 133") and its amendments Statements 137, Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133 and 138, Accounting for Derivative Instruments and Certain Hedging Activities (collectively referred to as "Statement 133"). The transition adjustment upon adoption was not material.

As a result of the adoption of Statement 133, the Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. Changes in the fair values of derivatives not qualifying as hedges are reported in income.

The Company does not engage in hedging transactions as defined by Statement 133. However, the Company uses forward exchange contracts to mitigate the risks associated with certain foreign currency transactions entered into in the ordinary course of business, primarily foreign currency denominated receivables. The Company does not engage in currency speculation. The forward exchange contracts generally require the Company to exchange U.S. dollars for foreign currencies at maturity, at rates agreed to at inception of the contracts. If the counterparties to the exchange contracts (AA or A+ rated banks) do not fulfill their obligations to deliver the contracted currencies, the Company could be at risk for any currency related fluctuations. Transaction gains and losses are included in current earnings. Foreign exchange contracts totaled $6.3 million and $4.3 million at December 31, 2001 and 2000, respectively. At December 31, 2001, all contracts outstanding matured by January 31, 2002. In addition, none of the outstanding contracts qualified for hedge accounting, and at December 31, 2001, an unrealized loss on outstanding contracts of approximately $50,000 is included in current earnings.

Note 2 Acquisitions, Restructuring and Other Non-Recurring Charges

In October 1999, the Company entered into a stock purchase agreement providing for the acquisition of the west coast commercial optics business of Corning OCA Corporation, a subsidiary of Corning Incorporated. The transaction was accounted for as a purchase and the commercial optics subsidiary (renamed Newport Precision Optics Corporation or "NPOC"), a manufacturer of specialized precision optical products and systems, became a wholly owned subsidiary of the Company. NPOC's results from the date of acquisition are included in the Industrial and Scientific Technologies reportable segment in Note 14.

In August 2000, the Company acquired Unique Equipment Co. ("Unique"), based in Chandler, Arizona. Unique was a privately held systems integrator specializing in the use of robotics for the fiber optics and semiconductor industries. The transaction was accounted for as a pooling of interests, and accordingly, the accompanying consolidated financial statements incorporate the results of operations, financial position and cash flows of Unique, the effects of which are immaterial to all periods presented. Unique's results are included in the Fiber Optics and Photonics reportable segment in Note 14.

In December 2000, the Company acquired the business of CEJohansson AB ("CEJ"), a privately held, Swedish global supplier of advanced metrology systems. The acquisition was accounted for as a purchase. CEJ's results from the date of acquisition are included in the Industrial Metrology Systems reportable segment in Note 14.

In February 2001, the Company acquired Design Technology Corporation ("DTC"), a systems integrator specializing in the use of robotics and flexible automation solutions for manufacturing processes. The acquisition was accounted for using the purchase method. The Company recorded goodwill of approximately $9.9 million in connection with this acquisition. DTC's results from the date of acquisition are included in the Fiber Optic and Photonics reportable segment in Note 14.

Pro forma information for the above-mentioned acquisitions is not presented as they are not material to the Company's consolidated sales or net income.

In February 2001, the Company acquired Kensington Laboratories, Inc. ("KLI"), a manufacturer of high-precision robotic and motion control equipment for the semiconductor and fiber optic communications industries, via a merger. The Company issued approximately 3,526,000 shares of its common stock to the KLI shareholders in the transaction. The transaction was accounted for as a pooling of interests, and, accordingly, the accompanying consolidated financial statements incorporate the results of operations, financial position and cash flows of KLI for all periods presented. KLI's results are included in our Industrial and Scientific Technologies reportable segment in Note 14.

Net sales and net income information assuming the acquisition had occurred on January 1, 1999 is presented below:

	Years Ended December 31,		
(In thousands except per share amounts)	2001	2000	1999
Net sales:			
Newport	$ 272,371	$ 252,853	$ 144,112
KLI	51,763	38,828	18,853
Less: Intercompany sales	(5,265)	(7,676)	(3,440)
Combined	$ 318,869	$ 284,005	$ 159,525
Net income (loss):			
Newport	$ (15,987)	$ 27,819	$ 7,868
KLI	9,715	14,154	3,153
Combined	$ (6,272)	$ 41,973	$ 11,021
Earnings (loss) per share:			
Basic			
Newport	$ (0.44)	$ 0.93	$ 0.29
KLI	0.27	0.32	0.07
Combined	$ (0.17)	$ 1.25	$ 0.36
Diluted			
Newport	$ (0.44)	$ 0.86	$ 0.28
KLI	0.27	0.31	0.06
Combined	$ (0.17)	$ 1.17	$ 0.34
Number of shares used to calculate earnings (loss) per share:			
Basic	36,405	33,464	30,939
Diluted	36,405	35,835	32,075

Prior to the Company's acquisition of KLI, KLI was an S-Corporation for U.S. tax purposes. The pro forma results assuming that KLI was acquired on January 1, 1999 and its earnings were taxed as a C-Corporation is as follows:

(In thousands except per share amounts)	Years Ended December 31, 2000	1999
Net income	$ 36,311	$ 9,760
Basic earnings per share	$ 1.09	$ 0.32
Diluted earnings per share	$ 1.01	$ 0.30

The Company recorded non-recurring charges of $12.5 million in the first quarter of 2001. These charges were comprised of $9.2 million for investment banking, legal and accounting fees related to the Company's acquisition of KLI, a charge to cost of sales of $1.8 million for asset writedowns related to integration charges in connection with its December 2000 acquisition of the business of CEJ, and a charge of $1.5 million related to the acceleration of stock options held by a retiring employee.

The table below summarizes where the above non-recurring charges recorded in the first quarter of 2001 have been reflected in the accompanying consolidated statement of operations for the year ended December 31, 2001:

(In thousands)	Cost of Sales	Acquisition and Other Non-Recurring Charges	Total
Acquisition and other non-recurring charges	$ —	$ 10,683	$ 10,683
Asset writedowns	1,788	—	1,788
	$ 1,788	$ 10,683	$ 12,471

In the third quarter of 2001, due to the continued weak economic environment in its key end markets, the Company revised its sales forecasts and announced a cost reduction program designed to bring the operating structure in line with the business outlook. These initiatives included headcount reductions, facility consolidations and product rationalizations.

During the third quarter of 2001, the Company announced planned workforce reductions primarily at its Garden Grove, CA, Irvine, CA, San Luis Obispo, CA and Longmont, CO operations. Severance and other costs related to such reductions totaled $3.4 million. Such reductions represented 20% of the Company's worldwide workforce, or approximately 400 employees. At December 31, 2001, 329 employees had been terminated.

The Company also consolidated the manufacturing operations of its San Luis Obispo, CA, Garden Grove, CA, and Longmont, CO operations into an expanded campus in Irvine, CA, and consolidated its metrology manufacturing into its operations in Sweden. All consolidation activities are expected to be completed by June 30, 2002. Costs related to the facility consolidations totaled $9.3 million and include reserves for asset impairments of $5.4 million, facility lease termination costs of $2.1 million and the write-off of goodwill of $1.8 million.

The following table summarizes the activities in the restructuring reserves:

(In thousands)	Employee Severance	Facility Consolidations	Other	Total
Restructuring and asset impairment charges	$ 3,366	$ 9,348	$ 724	$ 13,438
Cash payments	(1,010)	(46)	(123)	(1,179)
Asset write-offs	(337)	(5,861)	(601)	(6,799)
Accrued restructuring at December 31, 2001	$ 2,019	$ 3,441	$ —	$ 5,460

The Company expects to utilize most of the reserves in 2002, although facility lease termination costs included in these reserves will continue to be paid through the various lease terms.

In addition to the workforce reductions and facility consolidations discussed above, the Company also revised its sales forecasts given current market conditions, and as a result established reserves for excess and obsolete inventory and wrote off certain other assets.

The table below summarizes theses reserves and write-offs and where those charges have been reflected in the accompanying consolidated statement of operations for the year ended December 31, 2001:

(In thousands)	Cost of Sales	Selling, General & Administrative	Total
Inventory reserves	$ 24,393	$ —	$ 24,393
Asset writeoffs and other charges	710	631	1,341
	$ 25,103	$ 631	$ 25,734

Note 3 Customer Receivables

The Company maintains reserves for potential credit losses. Such losses have been minimal and within management's estimates. Receivables from customers are generally unsecured.

Customer receivables consist of the following:

(In thousands)	December 31, 2001	2000
Customer receivables	$ 37,193	$ 70,918
Less allowance for doubtful accounts	1,360	677
	$ 35,833	$ 70,241

Note 4 Inventories

Inventories are stated at cost, determined on either a first-in, first-out (FIFO) or average cost basis and do not exceed net realizable value.

Inventories consist of the following:

(In thousands)	December 31, 2001	2000
Raw materials and purchased parts	$ 43,352	$ 24,949
Work in process	22,413	17,124
Finished goods	30,659	38,512
	$ 96,424	$ 80,585

Note 5 Income Taxes

The provision (benefit) for taxes based on income (loss) consists of the following:

(In thousands)	Years Ended December 31, 2001	2000	1999
Current:			
Federal	$ 7,329	$ 20,620	$ 2,038
State	1,542	3,859	340
Foreign	4,326	1,392	327
	13,197	25,871	2,705
Deferred:			
Federal	(14,150)	(13,605)	262
State	(1,439)	(4,062)	(16)
Foreign	(697)	3,941	5
	(16,286)	(13,726)	251
	$ (3,089)	$ 12,145	$ 2,956

The provision (benefit) for taxes based on income (loss) differs from the amount obtained by applying the statutory tax rate as follows:

(In thousands)	Years Ended December 31, 2001	2000	1999
Income tax provision (benefit) at statutory rate	$ (3,276)	$ 14,057	$ 3,834
Increase (decrease) in taxes resulting from:			
Foreign rate variance	2,076	4,706	(314)
Income tax credits	(995)	(2,681)	(120)
Decrease in valuation allowance	(1,763)	(3,569)	(607)
Tax exempt income	(1,076)	(41)	—
Non-deductible acquisition costs	1,391	—	—
Other, net	554	(327)	163
	$ (3,089)	$ 12,145	$ 2,956

Deferred tax assets and liabilities determined in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, reflect the impact of temporary differences between amounts of assets and liabilities for tax and financial reporting purposes. Such amounts are measured by tax laws and the expected future tax consequences of net operating loss carryforwards.

Temporary differences and net operating loss carryforwards, which give rise to deferred tax assets and liabilities recognized in the balance sheet, are as follows:

(In thousands)	December 31, 2001	2000
Deferred tax assets:		
Net operating loss carryforwards	$ 17,087	$ 11,164
Accruals not currently deductible for tax purposes and other	11,986	3,250
Tax credit carryforwards	8,094	7,454
Valuation allowance	—	(1,763)
Total deferred tax asset	37,167	20,105
Deferred tax liabilities:		
Accelerated depreciation methods used for tax purposes	1,635	849
State taxes	1,857	1,638
Other	344	573
Total deferred tax liability	3,836	3,060
Net deferred tax asset	$ 33,331	$ 17,045

The Company has federal and state net operating loss carryforwards totaling approximately $46.3 million and $9.8 million, respectively. These losses relate primarily to employee stock option exercises, the benefit for which has been allocated directly to capital in excess of stated value. Federal net operating loss carryforwards begin to expire in 2020, while state net operating loss carryforwards begin to expire in 2010.

The Company has utilized all of the foreign net operating loss carryforwards totaling approximately $3.0 million by December 31, 2001 and, accordingly, released the valuation allowance that has been associated with these assets. Approximately $2.1 million of the valuation allowance realized in 2000 was allocated to goodwill.

The Company's federal and state income tax credit carryforwards expire in years 2005 through 2021.

Net income taxes paid for 2001, 2000 and 1999 totaled $2.2 million, $3.5 million and $2.8 million, respectively.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $25.0 million, $20.0 million and $10.0 million at December 31, 2001, December 31, 2000 and December 31, 1999, respectively. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries.

United States and foreign earnings (losses) before taxes are as follows:

(In thousands)	Years Ended December 31, 2001	2000	1999
United States	$ (20,222)	$ 42,033	$ 9,911
Foreign	10,861	12,085	4,066
	$ (9,361)	$ 54,118	$ 13,977

Note 6 Property, Plant and Equipment

Property, plant and equipment, at cost, including capitalized lease assets, consists of the following:

(In thousands)	December 31, 2001	2000
Land	$ 687	$ 920
Buildings	4,010	5,304
Leasehold improvements	19,477	14,725
Machinery and equipment	56,575	49,652
Office equipment	24,552	20,786
	105,301	91,387
Less accumulated depreciation	59,841	50,079
	$ 45,460	$ 41,308

Depreciation expense, including the amortization of capital lease assets, totaled $10.6 million, $7.8 million and $6.7 million for 2001, 2000 and 1999, respectively.

Note 7 Investments and Other Assets

Investments and other assets consist of the following:

(In thousands)	December 31, 2001	2000
Nonmarketable investments	$ 5,619	$ 4,088
Other assets	3,381	5,685
	$ 9,000	$ 9,773

Nonmarketable investments consist primarily of investments in private companies, including a $1.5 million investment in a U.S. supplier and a $4.0 million investment in a photonics manufacturer. The Company made purchases of approximately $5.9 million, $4.8 million and $3.8 million from the U.S. supplier during 2001, 2000 and 1999, respectively.

Other assets consist primarily of capitalized software, patents and license agreements.

Note 8 Long-Term Debt

Long-term debt consists of the following:

(In thousands)		December 31, 2001		2000
Revolving credit agreements:				
$10.0 million, expiring March 2002	$	—	$	—
$10.0 million, expiring March 2004		—		—
Term notes:				
8.25% senior notes, maturing May 2004		6,500		11,500
7.00% promissory note, maturing December 2002		518		700
Capitalized lease obligations, payable in installments to 2005		631		888
Shareholder notes payable to the former owners of KLI:				
4.64% promissory note, maturing January 2002		1,867		3,734
Equipment loans and other		82		308
Total		9,598		17,130
Less current portion		6,189		7,590
Long-Term Debt	$	3,409	$	9,540

To support its worldwide operations, at December 31, 2001, the Company had in place two unsecured lines of credit of $10.0 million each, expiring March 2002 and March 2004, respectively. In March 2002, the Company amended the terms of such lines of credit to change the rates of interest and extend the expiration of one line from March 2002 to March 2003. Both lines bear interest at either the prevailing prime rate, or the prevailing London Interbank Offered Rate plus 1.4%, at the Company's option, plus an unused line fee of 0.325% per year. At December 31, 2001, there was no outstanding balance under either line of credit, with $18.7 million available under the combined lines, after considering outstanding letters of credit of $1.3 million. The Company's outstanding debt consists of $6.2 million in short-term borrowings and long-term debt of $3.4 million. At December 31, 2001, the Company was not in compliance with certain covenants under these lines of credit due to the non-recurring charges recorded in 2001. The Company's lender has waived this noncompliance through September 30, 2002. Excluding these non-recurring charges, the Company believes it will be in compliance with its debt covenants on an ongoing basis.

During May 1996, the Company obtained $20.0 million of long-term financing from an insurance company. These senior notes, sold at par, are unsecured, carry an 8.25% annual coupon and mature in May 2004. Interest is payable semiannually and semiannual principal payments commenced during November 1998. At December 31, 2001, the Company was not in compliance with certain covenants due to the non-recurring charges recorded in 2001. The Company's lender has waived this noncompliance through September 30, 2002. Excluding these non-recurring charges, the Company believes it will be in compliance with its debt covenants on an ongoing basis.

At December 31, 2001, in connection with its acquisition of KLI, the Company had outstanding shareholder notes payable to the former owners of KLI of $1.9 million, payable in January 2002.

Capitalized lease obligations relate to real estate and equipment located in France. The original cost of assets under capital leases at December 31, 2001 and December 31, 2000, was approximately $2.6 million. Accumulated amortization totaled approximately $1.6 million and approximately $1.7 million at December 31, 2001 and December 31, 2000, respectively. Required annual payments are as follows:

(In thousands)		Capitalized Lease Obligations		Borrowings & Term Notes
For years ending December 31,				
2002	$	304	$	5,967
2003		252		2,000
2004		181		1,000
2005		78		—
2006		—		—
		815		8,967
Less interest		184		—
	$	631	$	8,967

Interest paid totaled $1.6 million, $2.4 million and $1.9 million for 2001, 2000 and 1999, respectively.

Note 9 Commitments

The Company leases certain of its manufacturing and office facilities and equipment under non-cancelable operating leases. Minimum rental commitments under terms of these leases are as follows for years ending December 31:

(In thousands)	
2002	$ 6,776
2003	6,352
2004	4,939
2005	4,380
2006	2,860
Thereafter	2,048

Rental expense under all leases totaled $6.1 million, $5.2 million and $4.1 million for 2001, 2000 and 1999, respectively.

Note 10 Contingencies

In August 1999, Newport Electronics, Inc., a manufacturer of electronic devices, filed suit against the Company in the Federal District Court in Connecticut, claiming that the Company's use of the "Newport" trademark infringes its rights with respect to such mark. In January 2002, a trial was held with respect to this litigation. The jury returned a verdict in favor of the Company on all of Newport Electronics' claims. Newport Electronics has filed a motion for a new trial, which the Company has opposed. No hearing on such motion has been scheduled. In the event that Newport Electronics' motion is granted or the verdict is subsequently overturned on appeal, and the litigation is, on retrial, adversely determined, it could have material adverse effects on the Company's business, including potential monetary damages and being enjoined from using the "Newport" trademark in conjunction with certain classes of products.

From time to time, the Company may be involved in litigation relating to claims arising out of its operations in the normal course of business. Except for the Newport Electronics litigation discussed above, the Company currently is not party to any legal proceedings, the adverse outcome of which, in management's opinion, individually or in the aggregate, would have a material adverse effect on its results of operations or financial position.

Note 11 Stock Option Plans

On February 13, 2001, the Company's Board of Directors approved, subject to stockholder approval, the 2001 Stock Incentive Plan (the "2001 Plan"). The stockholders approved the 2001 Plan on May 30, 2001. The purposes of the 2001 Plan are to enhance the Company's ability to attract, motivate and retain the services of qualified employees, officers and directors, consultants and other service providers upon whose judgment, initiative and efforts the success of the Company's business largely depends, by providing them with an opportunity to participate in the ownership of the Company and thereby have an interest in the success and increased value of the Company. Options have been granted to directors, officers and employees at a price not less than the fair market value at the dates of grants for terms of not more than ten years. Accordingly, no charges have been made to income in accounting for these options. The tax benefits, if any, resulting from the exercise of options are credited to capital in excess of stated value. The fair market value of restricted stock at date of grant is amortized to expense over the vesting period, which is generally five years.

The 2001 Plan authorizes the Company to grant options and/or rights to purchase up to 6,000,000 shares of Common Stock, including such number of shares as was formerly available for grant under the Company's 1992 Stock Option Plan and 1999 Stock Incentive Plan (the "Prior Plans"), subject to adjustment in the number and kind of shares subject to the 2001 Plan and to outstanding shares in the event of stock splits, stock dividends or certain other similar changes in the capital structure of the Company. Upon the adoption of the 2001 Plan by the Company's stockholders, the Prior Plans were terminated for purposes of future grants. Options to purchase a total of 2,539,360 shares were granted in 2001 under the Company's plans.

The following table summarizes option plan and restricted stock activity for the years ended December 31, 2001, 2000 and 1999:

	Available for Option Grant or Award	Under Plan: Restricted Stock	Under Plan: Options	Under Plan: Total	Weighted Average Exercise Price of Option Shares Under Plan
Balance, December 31, 1998	668,859	289,875	3,811,077	4,100,952	$ 3.32
Authorized	1,453,893	—	—	—	—
Granted	(725,100)	—	725,100	725,100	7.10
Exercised	—	(89,250)	(401,025)	(490,275)	3.12
Forfeited	173,928	—	(173,928)	(173,928)	4.57
Balance, December 31, 1999	1,571,580	200,625	3,961,224	4,161,849	3.99
Authorized	1,552,800	—	—	—	—
Granted	(1,626,039)	69,039	1,557,000	1,626,039	34.39
Exercised	—	(86,625)	(1,563,099)	(1,649,724)	3.04
Forfeited	97,308	(22,500)	(97,308)	(119,808)	12.05
Balance, December 31, 2000	1,595,649	160,539	3,857,817	4,018,356	16.44
Authorized	5,410,334	—	—	—	—
Granted	(2,539,360)	4,000	2,535,360	2,539,360	34.16
Exercised	—	(130,164)	(387,872)	(518,036)	6.47
Forfeited under prior plans	—	—	(333,686)	(333,686)	43.19
Forfeited	148,602	(1,500)	(147,102)	(148,602)	15.33
Balance, December 31, 2001	4,615,225	32,875	5,524,517	5,557,392	23.44

The weighted average per share fair value of restricted stock granted during 2001 and 2000 was $75.75 and $36.32, respectively. There were no grants of restricted stock in 1999.

At December 31, 2001, options on 1,811,934 shares were exercisable with a weighted average exercise price of $10.24 per share. The following table summarizes information concerning options outstanding and exercisable at December 31, 2001 (contractual life in years):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 1.65 – 4.00	700,130	3.9	$ 2.80	700,130	$ 2.80
4.15 – 9.00	1,158,293	6.4	5.10	710,950	4.94
11.00 – 25.00	2,401,500	9.0	13.66	302,560	14.16
25.35 – 54.00	321,750	8.6	36.33	34,500	41.94
61.50 – 180.00	942,844	8.9	81.83	63,794	115.18
	5,524,517			1,811,934	

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans. Accordingly, no compensation expense for employee stock options with exercise prices equal to the Company's stock price at date of grant is recognized. Costs related to restricted stock grants, representing the difference between the grant date fair value of the award and the related exercise price, if any, are fixed at the date of grant and amortized over the vesting period. Pro forma amounts adjusted for the effect of recording compensation cost for the Company's stock option and employee stock purchase plans determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123") is presented below:

(In thousands except per share amounts)	2001	2000	1999
Net income (loss) — reported	$ (6,272)	$ 41,973	$ 11,021
Net income (loss) — pro forma	(35,647)	23,998	9,397
Diluted earnings (loss) per share — reported	(0.17)	1.17	0.34
Diluted earnings (loss) per share — adjusted	(0.98)	0.67	0.29

The fair value of each option grant in 2001 was estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: annualized dividend yield of 0.02%, applicable to grants dated prior to the cancellation of the dividend in August 2001; expected annual volatility of 86.00%; risk-free interest rate of 4.47%; expected lives of 5 years; and expected turnover rate of 12.90%. The fair value of each option grant in 2000 and 1999 was estimated on the date of the grant using the following weighted-average assumptions: dividend yield of 0.02% and 0.23% respectively; expected annual volatility of 76.00% and 50.50%, respectively, risk-free interest rates of 6.33% and 4.93%, respectively, expected lives of 5 years and expected turnover rate of 12.90%. The weighted average per share fair value of options granted in 2001, 2000 and 1999 was $23.99, $34.43 and $2.89, respectively. The pro forma amounts shown for the impact of SFAS No. 123 are not necessarily indicative of future results because of the phase in rules and differences in number of grants, stock price and assumptions for future years.

Effective January 1, 1995, the Company adopted an Employee Stock Purchase Plan (the "Purchase Plan") to provide employees of the Company with an opportunity to purchase common stock through payroll deductions. The purchase price is the lower of 85% of the fair market value of the stock on the first or last day of each quarter. The Purchase Plan expires on December 31, 2004. An aggregate of 1,950,000 shares of common stock is available for purchase under the Purchase Plan. There were 165,049, 68,180 and 297,408 shares issued under the Purchase Plan during 2001, 2000 and 1999, respectively.

Note 12 Interest and Other Income (Expense), Net

Interest and other income (expense), net, consisted of the following:

	Years Ended December 31,		
(In thousands)	2001	2000	1999
Interest and dividend income	$ 13,314	$ 8,704	$ 296
Interest expense	(1,149)	(2,242)	(2,188)
Exchange gains (losses), net	98	(59)	(226)
Gains (losses) on sale of investments, net	1,328	(8)	275
Other	203	(354)	10
	$ 13,794	$ 6,041	$ (1,833)

Note 13 Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share under SFAS No. 128:

(In thousands, except per share amounts)	2001	2000	1999
	Years Ended December 31,		
Numerator:			
Net income (loss)	$ (6,272)	$ 41,973	$ 11,021
Denominator:			
Weighted average shares outstanding	36,453	33,627	31,140
Weighted unvested restricted stock outstanding	(48)	(163)	(201)
Denominator for basic earnings per share—weighted-average shares	36,405	33,464	30,939
Effect of dilutive securities:			
Employee stock options	—	2,273	1,016
Restricted stock	—	98	120
Dilutive potential common shares	—	2,371	1,136
Denominator for diluted earnings per share—adjusted weighted—average shares and assumed conversions	36,405	35,835	32,075
Basic earnings (loss) per share	$ (0.17)	$ 1.25	$ 0.36
Diluted earnings (loss) per share	$ (0.17)	$ 1.17	$ 0.34

Note 14 Business Segment Information

The Company operates in three reportable segments, Industrial and Scientific Technologies, Fiber Optics and Photonics and Industrial Metrology Systems. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies except that certain non-operating income and expenses, such as interest, are not allocated to the segments. In addition, certain assets, including cash and cash equivalents, deferred taxes and certain long-lived and intangible assets are not allocated to the segments.

The Industrial and Scientific Technologies segment consists primarily of motion control devices and systems, wafer handling robots, vibration isolation products, optics, mechanical components, instruments and subassemblies. The Fiber Optics and Photonics segment consists primarily of device testing and characterization systems and process automation workstations for fiber optics and photonics manufacturing. The Industrial Metrology Systems segment consists primarily of measurement and inspection systems.

Selected financial information for the Company's reportable segments for the years ended December 31, 2001, 2000 and 1999 follows:

(In thousands)	Industrial & Scientific Technologies	Fiber Optics & Photonics	Industrial Metrology Systems	Total
Year Ended December 31, 2001:				
Sales to external customers	$ 199,369	$ 95,696	$ 23,804	$ 318,869
Depreciation and amortization	4,297	4,971	1,737	11,005
Restructuring, impairment and other non-recurring charges (see Note 2)	3,684	28,636	3,883	36,203
Segment income (loss)	46,776	(8,823)	(9,465)	28,488
Segment assets	125,057	68,756	31,575	225,388
Expenditures for long-lived assets	6,429	8,971	1,308	16,708
Year Ended December 31, 2000:				
Sales to external customers	$ 184,008	$ 91,036	$ 8,961	$ 284,005
Depreciation and amortization	6,349	1,148	1,223	8,720
Segment income (loss)	44,134	11,058	(7,115)	48,077
Segment assets	146,781	70,226	21,810	238,817
Expenditures for long-lived assets	7,857	3,210	227	11,294
Year Ended December 31, 1999:				
Sales to external customers	$ 111,991	$ 37,617	$ 9,917	$ 159,525
Depreciation and amortization	5,716	914	484	7,114
Segment income (loss)	15,822	3,353	(3,365)	15,810
Segment assets	92,838	25,503	10,897	129,238
Expenditures for long-lived assets	4,871	754	304	5,929

The following reconciles segment income to consolidated income before income taxes and segment assets and depreciation and amortization to consolidated assets and consolidated depreciation and amortization.

(In thousands)	2001	2000	1999
Income:			
Segment income	$ 28,488	$ 48,077	$ 15,810
Segment-related restructuring, impairment and other non-recurring charges	(36,203)	—	—
Unallocated amounts:			
Unallocated restructuring, impairment, acquisition and other non-recurring charges (see Note 2)	(15,440)	—	—
Interest and other income (expense), net	13,794	6,041	(1,833)
Income (loss) before income taxes	$ (9,361)	$ 54,118	$ 13,977
Assets:			
Assets for reportable segments	$ 225,388	$ 238,817	$ 129,238
Assets held at corporate	318,489	318,203	11,054
Total assets	$ 543,877	$ 557,020	$ 140,292
Expenditures for long-lived assets for reportable segments	$ 16,708	$ 11,294	$ 5,929
Expenditures for long-lived assets held at corporate	2,897	7,369	1,308
Total expenditures for long-lived assets	$ 19,605	$ 18,663	$ 7,237
Depreciation and amortization:			
Depreciation and amortization for reportable segments	$ 11,005	$ 8,720	$ 7,114
Depreciation and amortization for assets held at corporate	3,696	3,712	1,689
Total depreciation and amortization	$ 14,701	$ 12,432	$ 8,803

Selected financial information for the Company's operations by geographic segment is as follows:

(In thousands)	2001	2000	1999
Geographic area revenue:			
United States	$ 212,422	$ 201,245	$ 107,266
Europe	72,113	40,769	32,516
Pacific Rim	19,914	24,460	11,474
Other	14,420	17,531	8,269
	$ 318,869	$ 284,005	$ 159,525
Geographic area long-lived assets:			
United States	$ 38,778	$ 35,016	$ 23,949
Europe	6,417	6,226	6,634
Other	265	66	81
	$ 45,460	$ 41,308	$ 30,664

Note 15 Defined Contribution Plan

The Company sponsors a defined contribution plan. Generally, all U.S. employees are eligible to participate in and contribute to this plan. Company contributions to the plan are determined based on a percentage of contributing employees' compensation. Expense recognized for the plan totaled $3.4 million, $1.9 million and $1.3 million for 2001, 2000 and 1999, respectively.

Note 16 Supplementary Quarterly Consolidated Financial Data (Unaudited)

(In thousands except per share amounts)

Three months ended	Net Sales	Gross Profit	Net Income (Loss)	Diluted Earnings (Loss) Per Share (1)	Dividends Per Share	High Share Price	Low Share Price
December 31, 2001	$ 50,326	$ 17,686	$ 103	$ 0.00	$ —	$ 20.70	$ 13.15
September 30, 2001	62,903	(3,100)	(25,459)	(0.70)	—	27.84	13.16
June 30, 2001	98,899	41,037	12,142	0.32	0.01	45.19	21.10
March 31, 2001	106,741	45,577	6,942	0.18	—	113.63	29.26
December 31, 2000							
Previously reported	$ 86,723	$ 38,024	$ 12,302	$ 0.36	$ 0.01	$ 176.25	$ 57.00
Pooling of interests (2)	10,107	5,732	3,358	.05			
Restated	96,830	43,756	15,660	0.41	0.01	176.25	57.00
September 30, 2000							
Previously reported	66,594	28,660	8,179	0.25	—	189.25	82.44
Pooling of interests (2)	7,035	4,010	3,035	0.05			
Restated	73,629	32,670	11,214	0.30	—	189.25	82.44
June 30, 2000							
Previously reported	51,742	22,948	4,199	0.14	0.01	110.00	29.33
Pooling of interests (2) (3)	9,367	5,952	4,668	0.12			
Restated	61,109	28,900	8,867	0.26	0.01	110.00	29.33
March 31, 2000							
Previously reported	45,612	20,009	3,012	0.10	—	59.50	14.31
Pooling of interests (2) (3)	6,825	4,305	3,220	0.08			
Restated	52,437	24,314	6,232	0.18	—	59.50	14.31

(1) Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly per share information may not equal the annual earnings (loss) per share.

(2) Represents the results of the KLI pooling of interests transaction.

(3) Represents the results of the Unique pooling of interests transaction.

In 2001, the Company announced the cancellation of its semi-annual dividend.

Note 17 Subsequent Events

In February 2002, the Company acquired MRSI, a privately held manufacturer of high precision, fully automated assembly and dispensing systems for the fiber optic communications, microwave and semiconductor equipment markets for approximately 2,100,000 shares of common stock (including shares issuable upon the exercise of assumed stock options) valued at approximately $50.0 million and $15.0 million in cash. The Company currently expects MRSI to have 2002 net sales in the range of $13.0 million to $16.0 million, and the Company currently expects MRSI's financial results to be slightly accretive to the Company's earnings per share for the full year 2002.

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders of Newport Corporation

We have audited the accompanying consolidated balance sheets of Newport Corporation as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Kensington Laboratories, Inc., a wholly owned subsidiary, as of December 31, 2000 and for the two years in the period then ended. Those financial statements reflect total assets constituting 4.8% in 2000, and total revenues constituting 11.0% in 2000, and 9.7% in 1999 of the related consolidated totals.Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Kensington Laboratories, Inc., is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Newport Corporation at December 31, 2001 and 2000, and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Orange County, California
January 24, 2002 except for Note 17,
as to which the date is February 19, 2002

Report of PricewaterhouseCoopers LLP, Independent Auditors

The Board of Directors and Stockholders of Newport Corporation

In our opinion, the balance sheet and the related statements of income and retained earnings and of cash flows of Kensington Laboratories, Inc. (not presented separately herein) present fairly, in all material respects, its financial position at December 31, 2000 and the results of its operations and its cash flows for the years ended December 31, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Kensington Laboratories, Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. We have not audited the financial statements of Kensington Laboratories, Inc. for any period subsequent to December 31, 2000.

PricewaterhouseCoopers LLP

San Jose, California
February 2, 2001

The table below presents selected consolidated financial data of the Company and its subsidiaries as of and for the years ended December 31, 2001, 2000, 1999, 1998, and 1997. Financial data presented incorporates the results of operations and financial position of Unique and KLI, which were accounted for as poolings of interests, for all periods presented. This data has been derived from our audited consolidated financial statements and should be read in conjunction with the full consolidated financial statements and notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations for such periods.

(In thousands, except percent, per share and worldwide employment)	2001	2000	1999	1998	1997
For the year:					
Net sales	$ 318,869	$ 284,005	$ 159,525	$ 163,850	$ 172,239
Cost of sales (1)	217,669	154,365	88,887	88,809	93,373
Gross profit	101,200	129,640	70,638	75,041	78,866
Selling, general and administrative	69,495	57,148	38,203	35,704	38,739
Research and development	30,739	24,415	16,625	14,708	11,853
Restructuring and impairment charges (1)	13,438	—	—	—	—
Acquisition and other non-recurring charges (1)	10,683	—	—	—	—
Income (loss) from operations	(23,155)	48,077	15,810	24,629	28,274
Interest and other income (expense), net	13,794	6,041	(1,833)	(1,686)	(2,097)
Income (loss) before income taxes	(9,361)	54,118	13,977	22,943	26,177
Income tax provision (benefit) (2)	(3,089)	12,145	2,956	3,365	3,030
Net income (loss)	$ (6,272)	$ 41,973	$ 11,021	$ 19,578	$ 23,147
Percent of net sales:					
Gross profit	31.7%	45.6%	44.3%	45.8%	45.8%
Selling, general and administrative	21.8	20.1	24.0	21.8	22.5
Research and development	9.6	8.6	10.4	9.0	6.9
Restructuring and impairment charges	4.2	—	—	—	—
Acquisition and other non-recurring charges	3.4	—	—	—	—
Income (loss) from operations	(7.3)	16.9	9.9	15.0	16.4
Net income (loss)	(2.0)	14.8	6.9	11.9	13.4
Per share: (3)					
Net income (loss)					
Basic	$ (0.17)	$ 1.25	$ 0.36	$ 0.64	$ 0.76
Diluted	(0.17)	1.17	0.34	0.62	0.74
Dividends paid	0.01	0.02	0.01	0.01	0.01
Equity per diluted share	13.33	13.43	2.65	2.70	2.30
At year end:					
Cash and marketable securities	$ 281,601	$ 306,642	$ 9,241	$ 14,503	$ 9,780
Working capital	389,318	426,294	51,762	59,169	50,828
Total assets	543,877	557,020	140,292	129,768	122,030
Total debt	9,598	17,130	26,070	23,635	23,407
Stockholders' equity	489,007	485,965	83,246	85,893	71,868
Miscellaneous statistics:					
Common shares outstanding (3)	36,693	36,196	31,413	31,049	30,545
Shares used in calculating diluted earnings per share (3)	36,405	35,835	32,075	31,842	31,229
Annual average worldwide employment	1,802	1,306	990	961	943
Sales per employee	$ 177	$ 217	$ 161	$ 170	$ 183

(1) For 2001, includes inventory reserves ($24.4 million), acquisition-related charges ($9.2 million), facility closure costs ($8.2 million), asset writedowns ($4.8 million), and employee severance ($3.4 million). See "Restructuring and Other Non-Recurring Charges" on pages 26–27.

(2) Excludes pro forma tax provisions of $5.7 million, $1.3 million, $3.4 million and $5.2 million for 2000, 1999, 1998 and 1997, respectively, on earnings attributable to the KLI pooling of interests combination for which no tax provisions were recorded due to KLI's S-Corporation income tax status prior to the acquisition.

(3) Share and per share amounts have been adjusted as necessary to reflect the May 2000 three-for-one stock split.

Directors, Committees of the Board and Officers

Directors

R. Jack Aplin
Independent Investor

Robert G. Deuster
Chairman, President
and Chief Executive Officer
Newport Corporation

Robert L. Guyett
President and Chief Executive Officer
Crescent Management Enterprises, LLC

C. Kumar N. Patel
Professor of Physics and Astronomy
University of California, Los Angeles
Chairman
Pranalytica

Kenneth F. Potashner
President, Chief Executive Officer
and Chairman
SONICblue Incorporated

William R. Rauth III
General Partner
Investment Group of Santa Barbara

Richard E. Schmidt
Independent Investor

Committees of the Board

Audit
Robert L. Guyett, Chairman
C. Kumar N. Patel
William R. Rauth

Compensation
R. Jack Aplin, Chairman
Kenneth F. Potashner
Richard E. Schmidt

Nominating
Robert L. Guyett
Kenneth F. Potashner
Richard E. Schmidt

Officers

Robert G. Deuster
Chairman, President
and Chief Executive Officer

Charles F. Cargile
Vice President and Chief Financial Officer

Jeffrey B. Coyne
Vice President and General Counsel

Kevin T. Crofton
Vice President and General Manager
Fiber Optics and Photonics Division

Alain Danielo
Vice President and General Manager
Industrial and Scientific Technologies Division
European Operations

Mark V. Edwards
Vice President and General Manager
Industrial Metrology Systems Division

Robert J. Phillippy
Vice President and General Manager
Industrial and Scientific Technologies Division
U.S. Operations

Gary J. Spiegel
Vice President, Worldwide Sales and
Marketing

Corporate Information

Corporate Headquarters
Newport Corporation
1791 Deere Avenue
Irvine, California 92606
949.863.3144

Annual Meeting
Stockholders are cordially invited to attend our 2002 Annual Meeting of Stockholders to be held at 9:00 AM PDT, Wednesday, May 22, 2002, at our corporate headquarters.

Investor Relations
We welcome inquiries from our stockholders and other interested parties. We maintain a special investor relations section within our Web site, www.newport.com, through which investors can access our news reports, SEC filings and financial information and keep apprised of events of interest. We also offer a direct mailing service to assure that stockholders whose stock is not held in their own names, and other interested persons, can receive annual reports and other information on a timely basis.

The financial information in this report, in the opinion of management, substantially conforms with the requirements for our Annual Report on Form 10-K submitted to the Securities and Exchange Commission in March 2002. Certain supplemental information is in that report, and a copy, without exhibits, is available without charge.

Form 10-Q Quarterly Reports, which provide further details on our business, are also available without charge.

If you would like your name to be added to a mailing list or would like additional information, please contact:
Investor Relations
Newport Corporation
P.O. Box 19607
Irvine, California 92623-9607
Fax: 949.224.0587
E-mail: investor@newport.com

Transfer Agent and Registrar
Our common stock is traded on the Nasdaq National Market under the symbol NEWP. As of December 31, 2001, we had 1,234 common stockholders of record.

Questions about stockholder accounts, including transfer of securities, should be directed to:
Wells Fargo Bank Minnesota, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854
800.468.9716

Stock certificates should be safeguarded. Replacement requires payment of a surety bond premium. If a stock certificate is lost, stolen or destroyed, notify Wells Fargo Bank Minnesota, N.A. Registered mail should be used whenever stock certificates are mailed.

Legal Counsel
Stradling Yocca Carlson & Rauth
660 Newport Center Drive
Suite 1600
Newport Beach, California 92660

Independent Auditors
Ernst & Young LLP
18111 Von Karman Avenue
Suite 1000
Irvine, California 92612

Product Information
For information about our products and services, you may access our Web site, www.newport.com, or call customer service at 800.222.6440.



Newport